10/25

04054231

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Royal Wessanen

*CURRENT ADDRESS

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1306 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT: 3/14/05

# Wessanen

## Annual report 2003

In December 2003, Wessanen announced its new strategy going forward. The profile on this page illustrates Wessanen as of 2004. More detailed information about Wessanen's new strategy is provided in a separate document entitled 'The journey starts here'.

# Wessanen in brief

### Our corporate profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category/channel management, strong brands, value-added distribution services and transatlantic alliances.

### Our mission statement

Wessanen will be the leading transatlantic company for branded authentic Health and Premium Taste foods.

### Our sources of value creation

- We build brand equity
- We expand and balance our market presence in retail, specialized and 'out-of-home' channels in North America and Europe
- We optimize our supply chain scale and provide adequate control to the chain to guarantee product authenticity
- We grow the Health and Premium Taste food categories in retail
- We help professionalize the specialized store channel

### Our differentiating capabilities focus on

- Excellence in category and channel management
- Strong and focused brands and excellent branding skills
- Strong transatlantic presence
- Best-in-class distribution services

### Business objectives for 2004

- Complete turnaround of US business
- Cost savings of EUR 100 to 115 million (run-rate by end of 2004), partly to be reinvested to stimulate growth
- Higher margins as a result of lower operating expenses, improved performance of the branded business and more effective procurement
- Substantial increase in net profit before goodwill amortization and exceptional items

### Contents

# Financial highlights

in millions euro, unless stated otherwise

| | 2003 | 2002[1] |
|---|---|---|
| **Net sales and income figures** | | |
| Net sales | 2,431.8 | 2,839.7 |
| EBITAE | 9.9 | 62.2 |
| *As a percentage of net sales* | *0.4%* | *2.2%* |
| Exceptional items | (68.9) | 72.0 |
| Goodwill amortization | (11.3) | (9.2) |
| Operating result | (70.3) | 125.0 |
| *As a percentage of net sales* | *(2.9%)* | *4.4%* |
| Change in valuation long-term receivables | 4.4 | – |
| EBIT | (65.9) | 125.0 |
| *As a percentage of net sales* | *(2.7%)* | *4.4%* |
| Net result | (33.2) | 101.4 |
| *As a percentage of net sales* | *(1.4%)* | *3.6%* |
| Net result before goodwill amortization and exceptional items | 9.7 | 35.8 |
| *As a percentage of net sales* | *0.4%* | *1.3%* |
| **Financing and investments** | | |
| Shareholders' equity as a percentage of total assets | 45.8% | 52.8% |
| EBITDAE/interest ratio | 4.6 | 6.4 |
| Cash flow from operating activities | 12.2 | 55.0 |
| Investments in property, plant and equipment | 22.9 | 42.3 |
| Net cash-out/in flow from acquisitions and divestments | (16.3) | 149.6 |
| **Personnel** | | |
| Average number of employees | 9,995 | 11,070 |
| Employees outside the Netherlands | 9,188 | 9,490 |
| **Financial information per share (in euro)** | | |
| Shareholders' equity | 7.07 | 8.97 |
| Net income before goodwill amortization and exceptional items | 0.14 | 0.51 |
| Net result | (0.47) | 1.44 |
| Diluted earnings | (0.46) | 1.44 |
| Dividend | 0.58 | 0.58 |
| Highest share price | 10.05 | 10.30 |
| Lowest share price | 4.30 | 6.20 |
| Share price as per December 31, 2003 | 9.39 | 6.60 |
| Number of outstanding shares at year end | 72,588,501 | 72,588,501 |
| Average number of shares (excluding treasury stock) | 69,946,431 | 70,311,728 |

1 Adjusted for comparison purposes, due to changes in accounting policies (see page 30)

Please turn to page 64 for an explanation of terminology used.

**Net sales by geographic location**
2003

1 North America 65.1%
2 Europe 34.9%



**Net sales by group**
2003

1 Natural and Specialty Foods North America 65.1%
2 Natural and Specialty Foods Europe 18.8%
3 Cereals 9.2%
4 Convenience Food 6.9%



**Net sales**
2003 in millions euro



**EBITAE**
2003 in millions euro


0.7
0.7

2003 was a turbulent year for the company and its stakeholders – management, staff, customers and investors alike. That is why it was essential to develop a strategy for the new Wessanen, and we are now moving forward with confidence to accomplish our goals. In 2003 – the year under review – we started our journey towards the new Wessanen.

# Report of the Executive Board



**Ad Veenhof**[1]
President and CEO



**Koos Kramer**
Chief Financial Officer



**Niels Onkenhout**[3]
European activities



**Alec Covington**[2]
North American activities

## 2003: A turbulent year

The year 2003 can best be described as turbulent. Only two weeks into the year, the company encountered further difficulties within its North American activities and had to adjust its forecast for the financial year 2002. This announcement led to the decision of Mac Zondervan to step down as Chairman of the Executive Board.

In the spring of 2003, action was taken at Tree of Life North America (TOL NA) to realign the company's performance with developments in the US Natural and Specialty Foods market. Measures included the accelerated restructuring of the divisions into a regional structure and the introduction of a renewed service package designed to enable customization of services. Several adaptations were made to the inventory management processes. The restructuring resulted in a workforce reduction of 300 positions by the summer of 2003.

On June 30, 2003, Ad Veenhof, former CEO of Philips' Domestic Appliances & Personal Care division, was appointed Chairman of the Executive Board. First priority was to restore the company's performance and to regain the trust of the company's shareholders. Less than two months later, Wessanen's initial improvement proposals were presented.

1 Ad Veenhof has succeeded Mac Zondervan as President and CEO on June 30, 2003
2 Alec Covington succeeded Rick Thorne as Executive Board Member responsible for North American activities on March 31, 2004
3 Niels Onkenhout was appointed Executive Board Member on December 2, 2003

### Operation Phoenix: saving costs and improving efficiency

Operation Phoenix was launched at the presentation of Wessanen's half-year results on August 27, 2003. The Operation, involving a set of improvement measures across the whole organization, is expected to be completed by the end of 2004 and should result in annual savings of EUR 100 to 115 million.

In the months following the launch, we announced a series of cost-saving initiatives. Efficiency improvement measures were taken at American Beverage Corporation (ABC), Beckers Belgium and Dailycer; synergy initiatives were announced at Delicia/Dailycer and our distribution activities in the Benelux; management layers were removed at Tree of Life Europe and Wessanen USA. We also announced a global procurement program to identify and realize further purchasing savings.

On top of that, following an in-depth analysis of its performance, TOL NA launched a reorganization program. The program, which included both operational and strategic measures, will lead to a further workforce reduction of 550 positions in 2004, on top of the 300 jobs that were shed in 2003. As part of the program, TOL NA's distribution agreement with a large supernatural retailer was terminated due to insufficient profitability prospects. To facilitate the focus on its core competencies, TOL NA's organizational structure and governance have been thoroughly altered.

### Special investigation TOL NA

In August 2003, the company took a write-down of EUR 14 million following a balance sheet review at TOL NA. The review focused primarily on receivables, inventory and capitalized customer expenses. An independent accounting firm and law firm were retained to conduct an in-depth investigation into the appropriateness of the company's financial and accounting processes and procedures, and to determine whether the amounts written down should have been reflected in prior periods. The final report was completed in April 2004 and concluded that items had been improperly recorded with the knowledge of management personnel, leading to significant changes in financial and accounting procedures, the organizational structure and management.

The investigation also reviewed the supervision of the Executive Board on the accounting and reporting procedures at TOL NA. Based on this review, Wessanen's Chief Financial Officer, Koos Kramer, is stepping down. In order to safeguard continuity, he agreed to stay on until a successor has been found.

A more detailed report on this investigation is included on page 9 of this Annual Report.

### An emerging new perspective

Although the 'Health' focus of the 'Wellness' strategy targets an interesting growth market, it is considered vulnerable as a sole focus. We therefore decided to broaden the wellness strategy by adding a second strategic pillar that logically relates to the existing focus and delivers additional growth opportunities. Based on the profile of the so-called conscious consumer, Wessanen's strategy focuses on these consumers' key fields of interest: 'Health' and 'Premium Taste'. The focus on these two fields is further driven by the element of 'Authenticity' and the converging need of making healthy foods more tasty and Premium Taste foods healthier.

### Building the team

For us to succeed in our ambitions, we need a strong team of professional, skilled and motivated people who are dedicated to making Wessanen flourish again. At our headquarters, we have rebuilt the executive team to reflect our new objectives. Responsibilities have been adapted at Executive Board level, resulting in the addition of Niels Onkenhout to the team, who is responsible for our European activities. In the first quarter of 2004, Alec Covington succeeded Rick Thorne as Board member responsible for Wessanen's North American activities. We have also welcomed new faces in the group of Corporate Directors, resulting in a balanced team of expert managers.

Furthermore, we made some management changes at the subsidiary level. In August and December, we assembled the Wessanen International Network (WIN), a group of 60 senior managers representing all Wessanen activities worldwide, who have been making great strides in starting many cross-company initiatives, ranging from sharing consumer data to product sourcing.

We would like to take this opportunity to thank them and all other Wessanen employees across the globe for putting extra time, energy and determination into realizing the ambitious targets we have set for ourselves and for the benefit of our shareholders.

# Report of the Executive Board

## Operational and financial review 2003

### Short-term objectives for 2003[1]

- Appoint successor CEO
- Increase efficiency of operations at Tree of Life North America (TOL NA)
- Reorganize the Cereals business in the UK

### Additional objectives for 2003

- Implementation Operation Phoenix initiatives
- Initial headcount reduction of approximately 400 positions
- Develop recovery plan for TOL NA
- Develop growth strategy

### Long-term operational targets were[1]

- Invest in strong brands
- Expand distribution network
- Focus on innovation, both in products and business processes

### Adjusted long-term operational targets are

- Achieve a more balanced geographic split between the US and Europe
- Grow our 'small' brands into 'leading' international brands
- Strengthen our capabilities in Health foods and broaden our brand portfolio in Premium Taste foods through acquisitions and/or alliances

### Financial target for 2003 was[1]

- 2003 results will exceed the 2002 results

### Adjusted financial target for 2003

- Achieve EUR 5 million in savings as a first result of Operation Phoenix

### Short-term objectives met

TOL NA's efficiency improvement plan, announced in May 2003, resulted in initial cost savings through a reduction in headcount and improved efficiency. The subsequent reorganization plan launched in November paves the way for profitability improvement and strategic growth.

Changes in product mix, termination of unprofitable product lines and alterations in the management structure at the UK Cereals business have already resulted in a sharp increase in profitability. Additional cost-saving initiatives throughout the Cereals group as part of Operation Phoenix will improve competitiveness and increase the group's profitability.

### Initial results of Operation Phoenix

A number of cost-saving initiatives were implemented in the second half of 2003. The integration of Luckhardt Tiefkühlprodukte (Germany) into Beckers Tilburg (the Netherlands), the workforce reduction at TOL NA and the closing of ABC's Casa Grande production facility (USA), as well as a strict company-wide hiring policy, resulted in a headcount reduction of approximately 400 positions by the end of 2003.

1 As stated in Annual Report 2002

### Long-term targets altered

With the arrival of new President and CEO Ad Veenhof in the summer of 2003, we embarked upon a new strategic course, implying adjustments to our operational and financial targets. As the primary goal was to reduce operating expenses and increase operational efficiency, the main focus was on internal improvements and restoring profitability rather than investment and expansion.

For the longer term, the business objectives were reset to build a more balanced company, in terms of product and brand portfolio as well as geographic presence.

### Sales growth at all groups

In 2003, all groups showed a growth in sales. However, these sales increases in the local currencies of the subsidiaries were offset by currency effects of the USD and GBP, leading to lower sales in euros. Despite difficult market conditions, Wessanen's European activities performed better than last year. Tree of Life Europe encountered unfavorable market conditions in Germany and disappointing summer sales in France, but benefited from good branded sales in the UK and the augmentation of Natudis shares. Despite the deliberate discontinuation of unprofitable product lines, Cereals saw a satisfactory increase in autonomous sales. The Convenience Food Group was also able to offset slow sales in Germany by autonomous growth in the Benelux and the acquisition of Luckhardt Tiefkühlprodukte.

### Operation Phoenix 2003: EUR 5.3 million in savings

As a first result of Operation Phoenix, cost-saving initiatives as mentioned above amounted to a cost reduction of EUR 5.3 million by the end of 2003.

### Decline of EBITAE: increases in Europe overshadowed by losses in the US

For the total company, EBITAE decreased from EUR 62.2 million in 2002 to EUR 9.9 million in 2003. The decrease was the result of losses by our North American operations. Significant changes in TOL NA's client base, increased costs associated with maintaining service standards while adjusting to a new, unfavorable product mix and the continuing operational difficulties with the Enterprise Resource Planning system in the Southeast region led to substantial losses during the year.

As a result of the special investigation and the subsequent detailed audit, new procedures and accounting policies were implemented that led to increased provisions and write-offs for inventory and receivables, increased provisions for future payments towards workers' compensation insurances and the impairment of capitalized business acquisition fees. The prior year effect of these increases in provisions have been included in exceptional expenses. EBITAE includes the current year effect of these changes in provisions and write-offs.

European activities saw EBITAE increase by 18.4%, partly offsetting the disappointing North American results. The European EBITAE gain was the result of increased sales, cost improvement measures taken in 2002 and the first results of Operation Phoenix in 2003.

### Total 2003 exceptionals of EUR 64.5 million

Exceptional charges before tax in 2003 were relatively high at EUR 64.5 million. EUR 28.0 million of the charges relate to Operation Phoenix. All Wessanen companies participate in the Operation Phoenix program. The most substantial costs over 2003 are attributable to US activities with the closure of ABC's Casa Grande factory in Phoenix, Arizona, and the termination costs of TOL NA's unprofitable supernatural customer. The most sizeable European projects are the closure of the Beckers factory in Essen, Belgium, and termination of some product lines at Dailycer's factory in the UK. The latter costs represent the first part of Dailycer's Operation Phoenix restructuring program. The anticipated closure of Dailycer UK's Telford facility in October 2004 is not included in the 2003 results.

### Earnings per share

Net income per share from ordinary activities before exceptional items and amortization of goodwill is EUR 0.14 (2002: EUR 0.51). After exceptionals and amortization of goodwill, the earnings per share are EUR 0.47 negative (2002: EUR 1.44 positive).

### Focus on openness, transparency and reliability

To regain and strengthen the trust of the investor community and other stakeholders, we attach prime importance to openness, transparency and reliability. We embrace the guidelines for corporate governance as set out by the Dutch Tabaksblat Committee and are taking the necessary steps to comply with these regulations. In 2003, we have held three shareholders' meetings at which we have informed our shareholders of the company's development and addressed governance and strategic issues. Furthermore, we have set out clear objectives for future development and consistently inform our stakeholders on key developments through press releases, meetings, presentations, roadshows and our corporate website.

### Short-term objectives for 2004

- Restoring profitability
- Timely execution of Operation Phoenix initiatives
- Complete headcount reduction of 1,300–1,400 positions
- Implement 'Build on the Roots' program at TOL NA

### Financial targets for 2004

- EBITAE of at least EUR 70 million
- Cost reduction of EUR 100-115 million (run-rate by end of 2004)
- Positive cash flow
- Higher margins as a result of lower operating expenses, improved performance of the branded business and more effective procurement

### Outlook: substantial increase in 2004 net profit

For the full year 2004, Wessanen expects an EBITAE of at least EUR 70 million, based on current exchange rates. This implies a substantial increase in net profit before exceptional items and goodwill amortization. The expected market growth in the US will not offset the termination of unprofitable turnover, resulting in a decrease in sales. In Europe, autonomous growth is anticipated in the later part of the year. Additional attention will be paid to developing a positive cash flow. The expected increase in results is attributable to higher margins on all activities, but most notably at TOL NA. Margin improvements are based on lower operating expenses as a result of Operation Phoenix, combined with higher gross margins due to improved performance of the branded businesses and more effective procurement.

### Exceptional charges

in millions euro

| | |
|---|---|
| Operation Phoenix | 28.0 |
| TOL NA further write-down of ERP | 13.7 |
| TOL NA prior year errors | 14.1 |
| TOL NA change in accounting estimates/methods | 18.8 |
| TOL NA special investigation and addition audit costs | 8.5 |
| Releases of provisions and accruals | (23.1) |
| Other | 4.5 |
| **Total 2003** | **64.5** |

Exceptionals not related to Operation Phoenix amounted to EUR 36.5 million. These were largely related to TOL NA and included the further write-down of TOL NA's ERP system, which had been introduced in 2002, the costs of the special investigation, higher audit fees because of the prolonged and detailed audit, changes in methods of establishing provisions as well as prior year errors, partly offset by the release of the remaining provision of the former 2001 regionalization program that will not be completed. Corporate recorded an exceptional income via releases of provisions related to past disposals.

### Financial overview per group

in millions euro, unless stated otherwise

| | N&SF North America | N&SF Europe | Cereals | Convenience Food | Corporate | Divested activities | Total |
|---|---|---|---|---|---|---|---|
| **2003** | | | | | | | |
| **Net sales** | **1,582.9** | **456.6** | **223.8** | **168.5** | **–** | **–** | **2,431.8** |
| **EBITAE** | **(34.0)** | **27.0** | **15.1** | **10.1** | **(8.3)** | **–** | **9.9** |
| **Exceptional items** | **(61.1)** | **(5.4)** | **(0.8)** | **(4.7)** | **7.5** | **–** | **(64.5)** |
| **ROS** | **(2.2%)** | **5.9%** | **6.7%** | **6.0%** | **–** | **–** | **0.4%** |
| **Average capital employed** | **381.7** | **74.7** | **62.8** | **55.1** | **(11.7)** | **–** | **562.6** |
| **ROI** | **(8.9%)** | **36.1%** | **24.0%** | **18.3%** | **–** | **–** | **1.8%** |
| **Increase economic premium** | **(42.5)** | **(1.9)** | **7.7** | **(0.9)** | **5.0** | **–** | **(32.6)** |
| **Average goodwill** | **184.8** | **232.4** | **43.8** | **60.5** | **–** | **–** | **521.5** |
| **ROIC** | **(6.0%)** | **8.8%** | **14.2%** | **8.7%** | **–** | **–** | **0.9%** |
| **2002**[1] | | | | | | | |
| Net sales | 1,779.2 | 407.4 | 227.3 | 163.4 | – | 262.4 | 2,839.7 |
| EBITAE | 20.8 | 23.9 | 10.2 | 10.0 | (9.5) | 6.8 | 62.2 |
| Exceptional items | (29.7) | (2.0) | (8.4) | – | (0.4) | 112.5 | 72.0 |
| ROS | 1.2% | 5.9% | 4.5% | 6.1% | – | 2.6% | 2.2% |
| Average capital employed | 447.0 | 72.8 | 83.2 | 49.6 | (27.0) | 52.7 | 678.3 |
| ROI | 4.7% | 32.8% | 12.3% | 20.2% | – | 12.9% | 9.2% |
| Increase economic premium | (29.8) | (4.7) | (0.6) | (2.7) | 5.9 | 11.4 | (20.5) |
| Average goodwill | 213.8 | 193.0 | 44.1 | 60.5 | – | 47.5 | 558.9 |
| ROIC | 3.1% | 9.0% | 8.0% | 9.1% | – | 6.8% | 5.0% |

1 Adjusted for comparison purposes

Please turn to page 64 for an explanation of terminology used.

# Report of the Executive Board

## Natural and Specialty Foods North America

*In November 2003, Wessanen initiated a far-reaching recovery plan for its North American activities. Although the new structure resulting from this reorganization is currently being implemented, this review reports according to the situation in 2003.*

As a leading distributor and marketer of Natural and Specialty Foods, Tree of Life North America (TOL NA) provides customized service to over 15,000 retail stores throughout the US and Canada. The group's retail customers range from neighborhood health and natural food stores to regional, multi-regional and national supermarket chains and independents.

The group's branded activities include the businesses of American Natural & Specialty Brands (ANSB), Liberty Richter and American Beverage Corporation (ABC). These businesses offer a unique selection of the finest in natural and specialty brands, including Ka-Me (authentic Asian food products) and Daily's (non-alcoholic beverages).

### Key objectives 2003

- Reduce operating expenses
- Improve working capital
- Enhance service levels
- Solve ERP problems

### Key achievements 2003

- Headcount reduction of 300 positions at TOL NA and 50 positions at ABC
- Termination of unprofitable contract with large supernatural retailer
- Start rollout of improved NTS system; development of data-warehousing
- Closure of ABC's Casa Grande production plant
- Adaptation of management structure
- Selection of two brands to be developed internationally (Ka-Me and Daily's)

### Key objectives 2004

Implement 'Build on the Roots' program:

- Regain the high quality of business processes
- Further align the cost base
- Improve service levels
- Develop the branded business
- Increase knowledge in category management
- Improve sourcing and merchandizing process

### Outlook 2004

- Return to a positive EBITAE

### Number of employees

December 31, 2003

5,302

### Sales TOL NA

2003

1 Health 54%
2 Premium Taste 46%



### Sales TOL NA

2003

1 Supermarkets and mass markets 68.8%
2 Specialized stores 20.5%
3 Supernaturals 10.7%



### Changes in sales TOL NA

In %

1 Currency
2 Products direct/Safeway
3 Supernatural customer
4 Lost customers
5 Acquisitions
6 Autonomous sales growth



### Performance 2003

Key figures

in millions euro, unless stated otherwise

| | 2003 | 2002 |
|---|---|---|
| Net sales | 1,582.9 | 1,779.2 |
| EBITAE | (34.0) | 20.8 |
| Exceptional items[1] | (61.1) | (29.7) |
| ROS[2] | (2.2%) | 1.2% |
| Average capital employed | 381.7 | 447.0 |
| ROI[2] | (8.9%) | 4.7% |
| Increase economic premium[2] | (42.5) | (29.8) |
| Average goodwill | 184.8 | 213.8 |
| ROIC[2] | (6.0%) | 3.1% |

1 Related to Operation Phoenix, ERP write-down, special investigation and additional audit expenses, changes in methods of establishing provisions as well as prior year errors, partly compensated by release of restructuring provision 2001
2 Before exceptional items


A Delicious Natural Cheese Alternative
SOYA KAAS
Melts and Slices Like Real Cheese
Lactose Free
No Cholesterol
No Hydrogenated Oil
FAT FREE
Mild Cheddar
Style
NET WT. 12 OZ. (340g)

**Distribution services**
- Category management
- (National) vendor sourcing
- (National) account management
- Local sales and trade promotions
- Vendor and store replenishing
- Delivery and merchandizing

**International brands**
- Ka-Me
- Daily's

**Strong local brands**
- Soya Kaas
- Mi-Del
- Sesmark

### Strategic focus

Build on the Roots

As a result of an in-depth analysis of the group's performance, the company will be fundamentally reorganized. From now on, TOL NA will focus on four competencies: category management, building new (transatlantic) markets, branding and value-added distribution services. To position these competencies as key value drivers, the organizational structure and governance will be thoroughly altered. Three units will be set up: one focusing on brands, one nationally-controlled business management unit focusing on successful customer and supplier relationships, and a lean, efficiency-driven distribution unit focusing purely on operational excellence.

### Risks and responses

New organizational structure will limit risks

Continuously increasing competition in all distribution channels is driving increased price competition between large retailers, supernaturals and independent specialized stores, resulting in pricing pressures on suppliers. TOL NA has addressed this issue by further streamlining the organization to improve efficiencies and reduce overhead.

The four largest supermarket customers represent approximately 30% of TOL NA's sales. To serve all our customers well, TOL NA will be implementing a lean, efficiency-driven distribution unit purely focused on operational excellence and network optimization. Furthermore, a nationally-controlled business management unit will be implemented to ensure customer service and profitability and safeguard optimal product purchasing and replenishment.

Finally, the company's high dependence on sophisticated order and distribution processes is supported by a national IT system, data synchronization and the implementation of a data-warehousing system.

### US Natural and Specialty Foods market 2003[1]

A continuously growing market

The US and Canadian market segment for natural and specialty foods again saw continued growth of 6.5%. Organic and natural foods continued to show the greatest increase, as the category expanded by more than 11% as compared to 2002. Ethnic food sales grew some 5%, whilst specialty and gourmet showed a steady 4% growth over the year. Sales of healthy beverages (water and juices) showed a positive trend with an increase of 4% over the year.

1 Source: Wessanen Corporate Marketing, based upon data from NBJ, NFM, Packaged Facts, Reuters Business Insight and Datamonitor, January 2004

### Performance 2003

Sales growth in all channels, yet substantial losses

Throughout the year, TOL NA continued to experience growth in sales of natural and specialty foods in all channels. A total increase in dollar sales of 6.5% as compared to 2002 was, however, mitigated by a weak dollar, resulting in a 11.0% decline in sales in euros.

Towards the end of 2002, the long-lasting customer relationships with two supermarket chains came to an end, simultaneous with the start-up of TOL NA's new distribution relationship with a supernatural. These changes had a major impact on the operation in 2003. In an effort to sustain service standards, costs and inventories rose above normal levels. Required cost reductions were delayed to adjust to the new customer/product mix. In addition, gross margins on this new customer were lower than anticipated because of an unexpected unfavorable product assortment mix. Next to these issues, which affected all TOL NA regions, the difficulties that had surfaced in 2002 with the newly installed ERP system in the Southeast region continued in 2003.

In the second half of 2003, it became clear that accounting procedures for inventories, accounts receivable, accounts payable debits and self-insurance, as well as internal controls in general, should be strengthened. Detailed analyses have led to a substantially increased level of provisions at the end of 2003. Inventory provisions and write-downs were necessary because of poor maintenance of our records for out-of-date codes, pricing and slow movement. In the meantime, the new management has made significant changes in inventory control systems. TOL NA is also in the process of implementing a training program for both general and financial management in relation to the new accounting procedures and policies.

To turn the tide at TOL NA, in November 2003 Wessanen launched the 'Build on the Roots' recovery plan. Since then, TOL NA has started to implement a number of strategic, operational and managerial changes. With full commitment and involvement of the Executive Board, big steps have already been made towards a new organizational structure, optimization of operations and processes and improvements in IT.

# Report of the Executive Board

## Natural and Specialty Foods North America (continued)







**Top left:** Daily's range of cocktail mixes

**Top right:** The Tree of Life truck supplies over 15,000 retail stores throughout the US and Canada

**Left:** Ka-Me Rice Crunch Crackers in various flavors

Total exceptional charges of EUR 61.1 million
Many exceptional events at TOL NA during 2003 led to a range of exceptional charges outside EBITAE, but within the operating result. These totaled EUR 61.1 million and included:

- As part of Operation Phoenix, ABC closed its Casa Grande facility in Arizona and initiated a customer rationalization program. Total costs mainly consisted of asset write-downs and restructuring costs, and amounted to EUR 11.9 million.
- The charge for the write-down of the ERP system amounted to EUR 13.7 million.
- The 2003 audit was conducted in great detail as a consequence of the issues identified in the special investigation (see page 9). This led to EUR 4.2 million higher audit fees than in ordinary years. The 2003 costs of the special investigation amounted to EUR 4.3 million.
- Prior year errors of an estimated EUR 14.1 million were revealed as part of the review into TOL NA's balance sheet.
- An amount of EUR 18.8 million is recorded in exceptional items for the effect of more prudent methods of establishing provisions. This relates to provisions for inventory, accounts payable debits and self-insurance. More details can be found on page 37.
- The last notable exceptional item related to the release of EUR 7.5 million for the remaining part of the restructuring provision that was established in 2001.

Terminating unprofitable distribution agreement
Increased operational complexity relating to servicing a new supernatural customer led to high cost levels. Upon reviewing the relationship, it became apparent that in the near term the collaboration was not likely to meet the expectations of either party. Termination of the unprofitable contract as per the end of March 2004 implies a loss of 10% of TOL NA's total sales. It will, however, have a positive impact on Wessanen's operating result in 2004 and return a positive cash flow of approximately EUR 30 million as a result of a decrease in working capital.

Solving ERP issues
At the end of 2002, assessment by an external party of TOL NA's new Enterprise Resource Planning (ERP) system indicated that rebuilding of some of the system's functionalities would solve the initial implementation problems encountered in the Southeast pilot region. Several months later it became obvious that the problems could not be solved without a drastic redesigning of the ERP system. A solution was found with comparable functionality to the ERP system as it had been developed so far, yet cheaper and easier to implement and operate. This system, which extends the present NTS package with synchronization and data-warehousing, is currently being implemented. In the second half of 2003, the new package was installed in two regions; the system is expected to be fully operational in all US regions in the fourth quarter of 2004. As a consequence, the remaining value of the ERP system has been written down for an amount of EUR 13.7 million.

Special investigation
In August 2003, the company took a write-down of EUR 14 million following a balance sheet review at TOL NA. The review focused primarily on receivables, inventory and capitalized customer expenses, such as business acquisition fees and start-up expenses. An independent accounting firm and law firm were retained to conduct an in-depth investigation into the appropriateness of the company's financial and accounting processes and procedures and to determine whether the amounts written down should have been reflected in prior periods.

The investigation concluded that items had been improperly recorded in TOL NA's books and records with the knowledge of management personnel. As a result of the investigation's findings and recommendations, Wessanen has made significant remedial changes to both its financial and accounting procedures and its organizational structure. These include the establishment of new finance and accounting controls and the continuing reorganization of the TOL NA accounting and finance departments into a centralized operation with direct lines of reporting. The training process on the new finance and accounting controls throughout TOL NA was initiated in 2004.

In addition, significant changes in financial and operational management have been made throughout the organization. Furthermore, Wessanen has incorporated remedial actions recommended by the review into TOL NA's ongoing 'Build on the Roots' reorganization program. Further measures comprise the formation of an Internal Audit department at corporate level. All of these measures have been put into place to ensure the integrity of Wessanen's financial reporting going forward.

Adjustments to management structure
TOL NA's recovery program entails drastic changes to the group's structure and governance.

The Wessanen USA corporate layer has been removed as of the first quarter of 2004. Rick Thorne expressed his desire to retire and stepped down as CEO of Tree of Life and Executive Board member responsible for North American activities in November 2003. He was succeeded by Alec Covington.

ABC: promising perspectives
High sales volumes of innovative non-alcoholic cocktail mixes and fruit juices led to a clear increase in sales for American Beverage Corporation, particularly in the second half of 2003. The closing of production facilities in Salem (end 2002) and Casa Grande (second half 2003) resulted in a reduction in operating expenses and positively affected the company's EBITAE.

### Outlook 2004
The implementation of the group's 'Build on the Roots' profit recovery program, including the re-establishment of high-quality business processes and optimal service levels, further cost-base alignment, the development of a branded business and several procurement initiatives, is expected to lead to a positive EBITAE in 2004.

# Report of the Executive Board

## Natural and Specialty Foods Europe

With over 50 years of experience in natural and specialty foods, Tree of Life Europe (TOL Europe) is the leading marketer of premium niche brands and services for people in Europe with a health and quality-conscious lifestyle. The group's product portfolio is the broadest and strongest collection of health and specialty foods in Europe. Main brands are Bjorg, Gayelord Hauser, Whole Earth and Zonnatura; strong local brands include Tartex, Dr. Ritter, Allos (Germany), Kallo (UK), Bonneterre (France), Ekoland and De Rit (the Netherlands).

### Key objectives 2003
- Actively develop product range and brands
- Focus on growth of key brands
- Cross-selling and cross-sourcing between TOL Europe companies
- Further growth through targeted acquisitions

### Key achievements 2003
- Synergies resulting in a higher operating result
- Selection of four main brands to be developed internationally (i.e. Bjorg, Gayelord Hauser, Whole Earth and Zonnatura)
- Cross-selling and cross-sourcing initiatives (e.g. vegetable paté Tartex/Zonnatura/Kallo; rice cakes Kallo/Zonnatura/Bjorg)
- Increase stake in Natudis
- Initiation of various cost-saving initiatives (e.g. delayering, aligning distribution activities and combining product offerings of specialized stores in Belgium and the Netherlands, consolidating Belgian front offices, reorganization Boas)

### Key objectives 2004
- Build brand equity for selected brands
- Control supply chain to guarantee product authenticity
- Grow Health and Premium Taste categories in retail
- Help professionalize specialized channel
- Expand Health and Premium Taste markets in 'out-of-home' and foodservice

### Outlook 2004
- Slight recovery of autonomous sales growth in later part of the year
- Solid increase EBITAE

### Branded sales
2003

1 Own brands 85%
2 Exclusive brands 15%



2
1


### Sales
2003

1 Retail 51%
2 Specialized store channel 49%



1
2


### Number of employees
December 31, 2003

2,401

### Performance 2003
Key figures

in millions euro, unless stated otherwise

| | 2003 | 2002 |
|---|---|---|
| Net sales | 456.6 | 407.4 |
| EBITAE | 27.0 | 23.9 |
| Exceptional items[1] | (5.4) | (2.0) |
| ROS[2] | 5.9% | 5.9% |
| Average capital employed | 74.7 | 72.8 |
| ROI[2] | 36.1% | 32.8% |
| Increase economic premium[2] | (1.9) | (4.7) |
| Average goodwill | 232.4 | 193.0 |
| ROIC[2] | 8.8% | 9.0% |

1 All related to Operation Phoenix initiatives
2 Before exceptional items




Tartex
»Kräuter«
Tartex



**International brands**
Health:
- Bjorg
- Gayelord Hauser
- Whole Earth
- Zonnatura

**Strong local brands**
Health:
- Allos
- Dr. Ritter
- Ekoland
- Evernat
- Kallo
- Tartex

Premium Taste:
- Bonneterre
- De Rit

**Top:**
Zonnatura organic food

**Middle:**
Tartex paté

**Bottom:**
De Rit honey

### Strategic focus

TOL Europe aims to achieve ongoing autonomous and acquisition-led growth in Europe by pursuing a common vision of the natural and specialty foods markets, distribution channels, product range and the European brand portfolio. Synergies are created and utilized through cross-selling and cross-sourcing between the different European companies and on a transatlantic scale.

A number of 'leading brands' focused on retail and mass markets have been selected and will be funded and supported. Small/exclusive brands for specialized stores will focus on strengthening loyalty within that particular channel. Potential acquisitions and/or alliances will need to strengthen branding capabilities in natural and health foods.

### Risks and responses

Reducing market risks through brand equity and optimal control
Although to some extent susceptible to changes in the economic climate, the group is well equipped to deal with market risks, thanks to its well differentiated positioning in both the supermarket channel and the individual specialized stores. The geographical spread and the high percentage of branded sales also protect the market position. Limited production activities further reduce the risks involved with such processes.

Optimal supply chain control is crucial to guarantee product authenticity and prevent health and quality issues.

### European natural and specialty foods market 2003[1]

In 2003, the European health foods market again showed growth in all areas. The categories of specialty (+4%) and ethnic foods (+7%) also grew particularly rapidly. Economic developments in Western Europe led to a continuous rise in discount trade, particularly in Germany. Heat waves in France slowed down summer sales in the retail channel, whilst in the Netherlands ongoing price wars affected sales at the large retailers.

1 Sources: Wessanen Corporate Marketing, based upon data from NBJ, NFM, Packaged Facts, Reuters Business Insight and Datamonitor, January 2004

### Performance 2003

Limited sales growth; higher profits
Particularly good branded sales in the UK and the consolidation of Wessanen's increased share in Natudis (from 41% to 71%) were able to offset unfavorable market conditions in Germany and disappointing summer sales in France. As a result, autonomous sales dropped by 1.7%. Group synergy gains and cost saving initiatives had a positive effect on EBITAE, resulting in an increase of 13.0% as compared to 2002. Exceptional charges in 2003 all related to Operation Phoenix initiatives.

Strengthening marketing power and reducing costs
In December 2003, the group announced its intention to take a number of operational and structural measures to strengthen marketing power and reduce costs. In Belgium and the Netherlands distribution activities and portfolios for the specialized stores are being aligned, creating a broader range of product offerings and maximizing added value distribution services to customers. At the same time, front offices of the Belgian TOL Europe organizations will be bundled, leveraging product knowledge and marketing services to Belgian customers. Boas' front office activities are being realigned to lower the cost base and improve marketing effectiveness for the Dutch retail and 'out-of-home' channel. All initiatives are expected to be implemented in 2004.

More direct reporting structure
With the removal of TOL Europe's management team as of January 2004, TOL Europe companies will report directly to new Executive Board member Niels Onkenhout. This new reporting structure will enhance control and flexibility and further stimulate synergies between European companies and across the Atlantic.

### Outlook 2004

In 2004, we expect a slight recovery of autonomous sales growth in the later part of the year, supported by more focused brand support. EBITAE is expected to show a solid increase, driven by savings as a result of Operation Phoenix initiatives related to delayering, efficiency improvement, synergy creation and procurement.

# Report of the Executive Board
## Cereals

At its locations in France, the UK and the Netherlands, the Dailycer group produces, sells and distributes a full range of cereal products under private label. As Europe's number one private label producer, Dailycer's main focus is on the production of innovative cereal specialties with high added value, such as cereal bars and healthy up-market breakfast cereals.

The Cereals group also includes the operations of Delicia in Tilburg (the Netherlands), offering an extensive range of private label chocolate vermicelli, flakes and pajets.

### Key objectives 2003
- Strengthen market leadership
- Develop innovative cereal concepts with high added value
- Continue optimization of business processes
- Finalize restructuring

### Key achievements 2003
- UK business restructured
- Initiated integration Dailycer and Delicia in the Netherlands
- Various cost-saving and efficiency improvement initiatives
- Discontinuation of unprofitable product lines

### Key objectives 2004
- Successful consolidation and closure of Telford (UK) activities
- Outsourcing distribution in UK
- Increase sales of added-value cereal products (e.g. healthy flakes, bars)

### Outlook 2004
- Further implementation of Operation Phoenix initiatives
- Further improvement EBITAE

### Number of employees
December 31, 2003

1,034

### Sales
2003

1 Value-added cereal products 60%
2 Traditional cereal products 40%



### Performance 2003
Key figures

in millions euro, unless stated otherwise

| | 2003 | 2002 |
|---|---|---|
| Net sales[1] | **223.8** | 227.3 |
| EBITAE | **15.1** | 10.2 |
| Exceptional items[2] | **(0.8)** | (8.4) |
| ROS[3] | **6.7%** | 4.5% |
| Average capital employed | **62.8** | 83.2 |
| ROI[3] | **24.0%** | 12.3% |
| Increase economic premium[3] | **7.7** | (0.6) |
| Average goodwill | **43.8** | 44.1 |
| ROIC[3] | **14.2%** | 8.0% |

1 Excluding Telford Foods
2 All related to Operation Phoenix initiatives
3 Before exceptional items

## Strategic focus

Strategy of the Dailycer group is to develop healthy and tasty cereal bars and added-value breakfast cereal products to extend and reinforce the European private label leadership position. In addition, Dailycer develops synergies in close cooperation with other Wessanen companies.

Wessanen's private label businesses will be continued only if they are relevant to our branded business focus.

## Risks and responses

The group's customers are mainly European supermarket chains. Excellent service and high quality standards are essential in order to hold on to current customers in the increasingly competitive market for private labels. Hence, the pricing policy needs to be closely linked to that of the A-brands. Furthermore, the operating result of the group is sensitive to fluctuations in the price of raw materials, since increases cannot always be passed on to customers. The group aims to mitigate this risk by a continuous focus on cost reductions, process efficiencies and an optimal product mix.

## European cereal market

The overall ready-to-eat breakfast cereal market is changing; high added-value products such as cereal bars, premium mueslis and healthy flakes are the growing segments within this market, against limited growth in the more traditional categories such as regular cornflakes. Whereas the western European markets are rather mature, southern European countries are attractive growth markets. Within the retail channel, discount stores are gaining market share; our private label focus addresses the specific needs of these retail chains.

## Performance 2003

Positive sales development; results sharply improved

In these challenging market circumstances, Dailycer has continued to develop its added value products such as healthy flakes, bars and pillows. Profitability improvement plans in the UK at the start of 2003 included changes in the product mix and the deliberate elimination of unprofitable extruded products. UK sales of private label cereal bars grew by 26%, making Dailycer the market leader in this segment in the UK. Continental sales also grew steadily, resulting in overall autonomous sales growth of 1%. The negative currency effect of the British pound against the euro impacted sales by EUR 6 million.

The turnaround in the UK was managed successfully, leading to a remarkable profit improvement. Activities on the European continent also contributed to the 48% increase in EBITAE, as a result of production efficiencies, purchase savings and reduction of overhead.

Cutting costs to improve profitability

In the second half of 2003, further cost-saving initiatives were announced. In the Netherlands, the integration of Dailycer's Tilburg plant with the Delicia organization was initiated. The merger was finalized in the spring of 2004. In January 2004, the closing of Dailycer's Telford production facility as of October 2004 was announced. Moreover, production at the Faverolles plant is being further automated. As of March 2004, Dailycer's UK warehousing activities have been outsourced, leading to the closing of the Penkridge warehouse facility. These measures should further improve profitability and will lead to a workforce reduction of 140 positions.

## Outlook 2004

In 2004, we anticipate reaping the benefits of the various Operation Phoenix initiatives taken in this group. The main focus will be on a successful transfer of the Telford production to other locations. We expect to further improve EBITAE in 2004.




Style
Picky
Picky

**Top:** Delicia offers an extensive range of chocolate vermicelli

**Bottom:** Dailycer's range of cereal products

# Report of the Executive Board
## Convenience Food Group

Wessanen's Convenience Food Group (CFG) is a leading group in the Western European market for fresh-frozen snacks and meal components, ranging from springrolls and sausage rolls, to chicken roulades and vegetarian pies. The development of convenient food products produces a continuous stream of new technological breakthroughs and ideas. For example, main brand Beckers introduced the first springroll that comes crunchy crisp out of the microwave, and marketed a meat-free line extension particularly aimed at today's consumers who take a positive interest in healthy eating.

### Key objectives 2003
- Develop innovative, responsible and easy-to-prepare snack concepts and meal components
- Focus on growth in the 'out-of-home' channel
- Emphasis on the Beckers brand

### Key achievements 2003
- Acquisition and integration of Luckhardt Tiefkühlprodukte
- Closure of two production plants in Germany
- Start of integration production activities in Belgium
- Introduction of Cheese Crack and Crisp Wrap
- Increased market share of Beckers brand in the Netherlands

### Key objectives 2004
- Further strengthen and reposition Beckers brand
- Further develop product assortment towards better taste and more convenience
- Consolidation of Belgian production; closure of Essen plant
- Increase production efficiency by mechanization packaging

### Outlook 2004
- Grow branded sales
- Successful transfer of production from Essen to Bocholt (Belgium)
- Improvement of EBITAE in the second half of 2004

### Sales
2003

1 Branded 64%
2 Non-branded 36%



### Sales
2003

1 Foodservice and 'out-of-home' 60%
2 Supermarkets 40%



### Number of employees
December 31, 2003

910

### Performance 2003
Key figures

in millions euro, unless stated otherwise

| | 2003 | 2002 |
|---|---|---|
| Net sales | 168.5 | 163.4 |
| EBITAE | 10.1 | 10.0 |
| Exceptional items[1] | (4.7) | - |
| ROS[2] | 6.0% | 6.1% |
| Average capital employed | 55.1 | 49.6 |
| ROI[2] | 18.3% | 20.2% |
| Increase economic premium[2] | (0.9) | (2.7) |
| Average goodwill | 60.5 | 60.5 |
| ROIC[2] | 8.7% | 9.1% |

1 All related to Operation Phoenix initiatives
2 Before exceptional items


MICROWAVE
Beckers
CrispWraps
2
MEXICO
MEXICO

Beckers is the key brand of the Convenience Food Group

**Strategic focus**
The CFG strategy aims to further strengthen the growing market positions in the Netherlands, Belgium and Germany. The market position in the foodservice channel in particular will be supported with innovative quality products and product concepts. The growing trend of consumers choosing to eat healthier alternatives will be supported by a continuous focus on these segments. Close attention will be paid to the development of the Beckers brand in order to develop a greater degree of differentiation in its market positioning.

**Risks and responses**
The group's channel focus is more or less equally split between foodservice and retail. Continuous product innovations, a broad portfolio in all main foodservice categories and strong brand and category management in supermarkets are securing the group's position in both channels. The group's sensitivity to price fluctuations in raw materials is mitigated by entering into long-term purchasing contracts where possible.

**European Convenience Food market**
The economic climates in CFG's core markets in the Benelux countries and Germany are under pressure. Therefore, consumer spending in the foodservice channel is significantly lower due to lower industrial activity (e.g. workforce reductions and factory shutdowns, particularly in Germany) and budget cuts in the institutional market (e.g. hospitals and homes for the elderly). Nevertheless, the underlying trend to convenient and tasty food remains a strong driver for further growth in our markets, despite the current economic pressure on the total food market.

**Performance 2003**
Strong sales in retail
Market shares in our main markets in the retail channel continue to grow, partly driven by innovations. CFG's sales were up 3.1% against 2002, driven by strong retail sales and the integration of Luckhardt Tiefkühlprodukte. The Beckers brand showed continuous growth. Difficult market conditions especially in the Dutch foodservice channel resulted in overall flat autonomous sales.

EBITAE remained stable compared to the previous year. A positive result for the existing business was offset by a temporarily higher level of production costs, caused by the transfer of production from Borken and Luckhardt to other facilities.

Consolidation of Belgian activities
In October 2003, the group announced the integration of its Belgian production activities into one facility in Bocholt. Improved economies of scale and automation at the Bocholt plant will result in increased efficiency, while the closing of the Essen facility eliminates 84 jobs. The consolidation was completed in the second quarter of 2004.

Positive effects of consolidation of German activities
Temporarily higher production costs due to the transfer of production of German activities were offset by the first positive effects of the closing of the Borken and Luckhardt plants in Germany, resulting in a slight decrease in ROS. The two remaining German facilities of the group are based in Borken and Emmerich.

Market leadership in the vegetarian segment
In April 2003, the group acquired Luckhardt Tiefkühlprodukte, German specialist in vegetable-based frozen meal components. Through this acquisition, the group achieved absolute market leadership in the vegetarian segment, a segment that is boosted by the growing group of mainstream consumers who are choosing meatless meals.

A continuous flow of new and innovative products
In the spring of 2003, Beckers extended its successful microwave portfolio with the launch of Crisp Wraps, building on the consumer's need for convenience and Premium Taste. After a successful launch in the foodservice channel earlier that year, the new Cheese Crack was also introduced into the Benelux supermarkets. The German specialties were also well received in the Belgian foodservice channel.

**Outlook 2004**
In 2004, CFG will focus on growing branded sales as well as the successful transfer of the Essen production to Bocholt (Belgium). These two factors are expected to lead to an improvement of EBITAE in the second half of 2004.

Wessanen's financing is coordinated centrally. This enables us to meet our financial needs in a flexible and cost-effective manner. Bank balances in both the United States and Europe are netted on a daily basis in order to reduce our interest expenses.

# Report of the Executive Board

## Financing

Financing

| | 2003 | 2002 |
|---|---|---|
| Solvency | 45.8% | 52.8% |
| Debt-to-equity | 35.0% | 16.4% |
| EBITDAE-interest ratio | 4.6 | 6.4 |
| Long-term debt (in millions euro) | 26.0 | 155.7 |
| Short-term debt (in millions euro) | 150.4 | (51.7) |
| Interest expenses (in millions euro) | 9.1 | 16.0 |

### Continuously strong financial ratios

Our balance sheet continues to be strong, although our shareholders' equity as a percentage of total assets was affected by the weakening of the US dollar and our negative 2003 net income. Our financing strategy is aimed at mitigating as much as possible the impact of the volatility of foreign currencies on our shareholders' equity via external local currency financing of our subsidiaries. During 2003, this strategy substantially mitigated the negative effect from the decline of the US dollar, which resulted in a solvency ratio of 45.8% at the end of 2003. The EBITDAE/interest ratio declined to 4.6, below our target level of 6.0. Our main priority for 2004 is to restore EBITDAE and to improve the EBITDAE/interest ratio accordingly.

### Securing long-term financing

The financing strategy is designed to secure the long-term financing of the company, minimizing interest expenses and eliminating as many financial risks as possible.

At the end of 2003, Wessanen's main debt consisted of a USD 136 million private placement, which was due for repayment in December 2004. Following an attractive offer in April 2004 for a three-year EUR 250 million facility made by Rabobank and Fortis Bank, Wessanen decided to repay the private placement before its expiration date, rather than renew the private placement in December 2004. The loan agreement with Rabobank and Fortis Bank was signed on June 28, 2004 and the USD private placement was repaid on July 28, 2004.

One of the spearheads of our value-based management program is to control our capital utilization. This, together with the netting of our worldwide bank balances, supports our aim of minimizing interest expenses.

### Minimizing currency risks

Currency risks are minimized by financing our subsidiaries outside the euro-zone as much as possible with local currency. Substantially all transaction exposures in foreign currencies are hedged through foreign exchange instruments.

### Market developments: slightly declining interest rates

During 2003, short-term EUR and USD interest rates continued their decline. Besides the decline in short-term interest rates, long-term interest rates also decreased to historically low levels in 2003, although this trend reversed course during the second half of 2003. As a substantial part of our interest bearing debt is fixed, the impact of the movements of interest rates on our profit and loss account has been very limited.

### Lower interest expenses

Interest expenses saw a sharp decrease from EUR 16.0 million in 2002 to EUR 9.1 million in 2003. This is a continuation of the significant drop in interest expenses since 2000, which is in line with the reduction of our total net debt position as of that year. About half of the decline compared with last year is due to the Leerdammer Company divestiture at the end of 2002, whilst the other half is due to the weakening of the USD and the GBP compared to the EUR.

In 2003, interest-bearing debt increased from EUR 104 million to EUR 176 million. This increase can be explained by the 2003 negative net income along with the EUR 30 million temporary share buy-back that was conducted in December 2003. In December 2003, a large shareholder sold its entire participation in Wessanen, of which 3.5 million shares were bought by Royal Wessanen. In February 2004, Wessanen sold 2.9 million of these shares back to the market. The remaining shares were kept as treasury stock for option commitments. Debt at the end of 2003 was also increased by EUR 8.4 million as a result of reclassification from operating to capital leases at TOL NA.

In line with our conservative interest rate strategy, in May 2003 Wessanen entered into an interest rate swap in order to fix our long-term interest rate risk as of December 2004. This would coincide with entering into a new long-term USD funding. An early settlement of the swap in August 2003 has resulted in a gain of EUR 13 million. In line with the accounting rules applicable for special hedges, this gain remained deferred on the balance sheet as of December 31, 2003. The new EUR financing facility through Rabobank and Fortis Bank and the decision not to renew the USD private placement in December 2004 will lead to the release of the gain to the profit and loss account in 2004.

For 2004, a similar level of interest expenses is foreseen, excluding the gain on the interest rate swap.

Cash flow control and optimization of the capital employed in our operations lie at the heart of our financial policy. In our operating companies these are crucial performance indicators, which are an integral part of the compensation structure for our managers.

# Report of the Executive Board

## Cash flow, acquisitions and investments

### Acquisitions 2003

in millions euro

| Company | Estimated annual sales | Acquisition date |
|---|---|---|
| Whole Earth | 7 | March 2003 |
| Luckhardt Tiefkühlprodukte | 7 | April 2003 |
| Natudis – increased stake | 67 | May 2003 |

### Decrease in cash flow

In 2003, the cash flow from operating activities was EUR 12.2 million, EUR 42.8 million lower than in 2002. This decrease was caused by the operating losses at TOL NA, together with the cash out-flow on previously established reorganization provisions and a tax receivable related to our North American losses.

### Acquisition expenses

Both the cash out-flow on investments in fixed assets and on acquisitions decreased significantly compared with 2002. Investments property, plant and equipment were at EUR 22.9 million, EUR 9.4 million below the depreciation level. Expenditures on acquisitions amounted to EUR 16.3 million, related to the acquisitions of Whole Earth in the UK and Luckhardt Tiefkühlprodukte in Germany, as well as the increase of our stake in Natudis in the Netherlands (from 41% to 71%).

# Report of the Executive Board
## Risk management and control

Wessanen monitors the financial results of its operating companies through a system of monthly and quarterly reporting. The monthly report consists of a financial reporting package, together with management commentary on the main variances. Both the profit and loss statement and balance sheet are discussed in a monthly business review meeting between the Executive Board of Wessanen and the management of the operating company.

The quarterly business review meeting has a more extended agenda. In this meeting, the balanced scorecard, the progress on the previously agreed action plans and the new action plans are also discussed.

### Risk management assessment

In 2003, we embarked on a risk management assessment. This entailed a review of the strategic, operational and financial risks facing the companies. We reviewed both the preventative and the corrective control mechanisms in place to mitigate these risks and defined action plans to improve the controls on these risks.

### Strengthening control mechanisms

The Audit Committee has been given the assignment by the Supervisory Board to monitor the company's accounting and reporting practices. The Audit Committee meets periodically with management and the independent auditors and internal financial controllers. The independent auditors have full and free access to the committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

As explained on page 9 of this report, the circumstances leading to the special investigation in TOL NA and the outcome of this investigation triggered a further drive to strengthen our control mechanisms. This involves, amongst others, a training program and the establishment of an internal audit department.

### Converting to IFRS

In preparation for the conversion of our reporting systems to International Financial Reporting Standards (IFRS), effective beginning 2005, we embarked on an IFRS project at the end of 2002. We have trained our financial managers on the new reporting standards, have written the new Financial Manual on an IFRS basis and have assessed the main consequences of the differences between the Dutch 'Richtlijnen voor de Jaarverslaggeving' (Generally Accepted Accounting Standards) and IFRS.

### Managing foreign exchange risks

Wessanen's foreign exchange risks are mainly related to the US dollar and the UK pound sterling. As with interest risks, foreign exchange risks arising from operational transactions are managed by our central Treasury department. This department uses various financial instruments such as forward foreign-exchange and interest-rate contracts in combination with foreign exchange and interest rate options.

The results of our operating companies are recorded in local currency. These are converted in the consolidated income statement at the average exchange rate for the year. As TOL NA's results were negative in 2003, the weakening of the US dollar had a positive effect on Wessanen's net result. The effect of further movements between the US dollar and the euro in 2004 is expected to be around EUR 150,000 for every one cent deviation between the US dollar and the euro, and as such relatively minor for Wessanen's net income level.

Translation risks that arise from converting the balance sheets of foreign subsidiaries into euros are not hedged. These differences are reflected in consolidated shareholders' equity at the end of the year. In 2003, this currency translation had an adverse effect of EUR 27.3 million, because the euro had increased by 20% against the US dollar and by 9% against the UK pound sterling compared with year end 2002.

# Report of the Executive Board

## Corporate Governance

In light of the intense international public debate about corporate governance, the Dutch Corporate Governance Code was published in late 2003. As of 2005, every public company will have to adhere to this code. Wessanen strongly believes in good and transparent corporate governance and endeavors to achieve clear communications on this matter with all stakeholders. Therefore, the company is firmly changing its governance towards full compliance to the Code.

### Changes to meet the Code

Wessanen began improving the structure of its corporate governance in early 2003, by extending voting rights for holders of share certificates. Later in the year, when the contours of the final Code became clearer, we took steps to check our existing policy against the Dutch Corporate Governance Code. We support this new Code and have initiated an internal process to adapt our organization, discipline, and rules pertaining to corporate governance accordingly. The Board has clarified its policy at the Shareholders' Meeting of March 31, 2004. All relevant documents, such as the articles of association, charters and the remuneration policy, have been made available on our website: http://www.wessanen.com.

### Role and responsibilities of the Executive Board

The Executive Board, with statutory responsibility for the overall conduct of the business, has four members and is appointed by the General Meeting of Shareholders. In the report of the Executive Board on pages 2 through 23, the Executive Board explains the company's strategy and objectives as submitted to the Supervisory Board for approval. As mentioned on page 18, the proper working of the internal risk management and control system is under constant review by the Executive Board. This system includes a Code of Conduct.

### Remuneration policy

The remuneration package for members of the Executive Board can be described as balanced and competitive. The packages are aligned with the requirements of the Corporate Governance Code and now fully comply with the Code. The details of the remuneration packages are given in the notes to the annual financial statements, on page 40. This information is also made available on our website.

The Executive Board seeks to avoid any hint of conflicts of interest. In line with the Code, a 'personal investment policy' will be applicable for the company's directors.

### Role and responsibilities of the Supervisory Board

The Supervisory Board oversees company policy as conducted by the Executive Board. It also acts as an advisory body to the Executive Board. The members of the Supervisory Board are appointed by the General Meeting of Shareholders. The profile and activities of the Supervisory Board and its subcommittees are governed by a set of formal standing rules. The Supervisory Board's report of its activities during the year under review can be found on pages 24 and 25.

The Supervisory Board is structured in such a way that it includes all the expertise necessary to perform its tasks properly and to operate independently of and critically towards each other, as well as the company's management, and all other decision-making related to their responsibilities. The remuneration of its members is not linked to the company's net income.

Wessanen's Supervisory Board currently has four members. A body of this size is not required by the Code to establish separate subcommittees. Wessanen, however, believes that good preparation and decision-making are important and has therefore decided to establish two such committees in line with the Corporate Governance Code. These are the Audit Committee and the Selection, Appointments and Remuneration Committee.

### General Meeting of Shareholders

The shares in Koninklijke Wessanen nv are traded as depository receipts (certificates of shares). The shares are managed and administrated by a trust, the Stichting Administratiekantoor Wessanen.

A General Meeting of Shareholders (AGM) is held at least once a year. Shareholders are entitled to request that the Executive Board or the Supervisory Board add items to the agenda of this meeting, provided such requests meet the conditions as defined in the company's statutory regulations.

Wessanen facilitates voting by proxy. As soon as financially feasible, electronic voting will also be made possible.

### Communications with the financial world

Wessanen attaches great importance to maintaining open and transparent communications with its investors and with the financial world in general. We are in regular contact with analysts and investors, as well as with the financial media, which form the main source of information for private investors. Our fair disclosure policy is designed to ensure the careful and simultaneous provision of information to all shareholders.

# Report of the Executive Board

## Corporate Governance (continued)

For practical reasons, Wessanen does not webcast to shareholders all its meetings with the press, investors, and analysts. However, presentations of all regular meetings, such as the presentation of annual and quarterly financial results, are accessible to the public in the form of conference calls and audiocasts.

### Role of the Stichting Administratiekantoor Wessanen

Wessanen's shares are managed and administered by a Trust, the Stichting Administratiekantoor Wessanen. This Trust issues share certificates for those shares to individuals and institutions. The aim of the trust is to ensure continuity in voting behavior and to foster the long-term interests of Wessanen. On February 17, 2004, Mr. Storm has resigned as member of the Board of the Stichting Administratiekantoor Wessanen. As a result, the management of the Stichting Administratiekantoor Wessanen is now entirely independent of the company.

The Dutch Corporate Governance Code requires that the Trust grants unrestricted voting rights to holders of certificates. Wessanen supports this principle, provided, however, that the position of minority shareholders is protected by the introduction of a mandatory offer for all outstanding shares in order to prevent that a holder with a sizeable stake actually takes control in the General Meeting of Shareholders without the need to pay a premium. In consultation with the Stichting Administratiekantoor, we intend to propose to our shareholders to amend the articles of association accordingly.

### Stichting Preferente Aandelen Koninklijke Wessanen

The aim of the Stichting Preferente Aandelen Koninklijke Wessanen – the 'Royal Wessanen Preference Shares Trust' – was to defend the company's interests, should its continuity be threatened, by acquiring preference shares. In principle, the role of this Trust was a passive one; it acted only if the company's continuity was endangered. In view of the Dutch Code for Corporate Governance, Wessanen has abolished this Trust in early 2004.

### Auditing of the financial statements

The corporate management is responsible for the quality and completeness of the company's financial reporting. Internal procedures have been put in place to govern how this is done. The external auditor is appointed by the General Meeting of Shareholders, at the suggestion of the Supervisory Board. It is also the Supervisory Board which ensures that the auditor's performance is assessed on a regular basis.

# Report of the Executive Board
## Corporate Responsibility

In today's business environment, companies encounter a range of economic, environmental and social challenges. Moreover, stakeholders increasingly demand greater transparency, accountability and responsibility. These factors together affect all aspects of business operations, from supply chain to marketplace and from employee productivity to shareholder value.

Wessanen addresses its social, environmental and economic responsibilities by combining the various company policies in a corporate vision and strategy on corporate responsibility. These policies and practices are an integral part of our business objectives, values and operations. This process, named 'Building Our Greenhouse' includes the following steps:

1 We are formulating a detailed policy on corporate responsibility, our strategy and our objectives

2 We will convert these objectives into concrete plans and actions and initiate two pilot projects on 'supply chain integration' and 'product-oriented environmental management systems (POEMS)'

3 We will design a system to manage, monitor and evaluate the effects of our policy

In 2003, several initial steps were taken in this respect. After exploring our business principles we implemented a Code of Conduct, we applied best practices in corporate governance and we implemented Health & Safety policies. Furthermore, within the scope of our 'Building Our Greenhouse' project, we are taking initiatives to mimimize environmental impact in the supply chain. We aim to finish the project in the second half of 2005.

2003 was a period of redefinition in our organization. In 2004, the company's transition will continue.

The changes in the organization, in particular the reorganizations and the implementation of the Operation Phoenix initiatives, make heavy demands on the company and its employees. These change processes require a highly disciplined and focused management, a clear understanding of the personal implications and the ability to deal with the emotions involved.

# Report of the Executive Board

## Employees

**Employees**
Per country

1 US and Canada 55%
2 France 22%
3 The Netherlands 8%
4 Germany 6%
5 United Kingdom 6%
6 Belgium 3%
7 Other, less than 1%



5
6
7


### Workforce reduction

On December 31, 2003, Wessanen employed 9,710 people of many different nationalities. Additional workforce numbers as a result of the acquisition of Luckhardt Tiefkühlprodukte and the consolidation of Natudis were offset by the various Operation Phoenix initiatives taken within all groups, combined with a strict hiring policy (50% replacement rate on voluntary redundancies). Total personnel costs decreased from EUR 462.6 million in 2002 to EUR 389.5 million in 2003, partly caused by the divestment of Leerdammer Company in December 2002.

### Socially responsible policy

Wessanen's approach to workforce reductions is to be socially responsible and assist employees beyond the statutory minimum requirements of their home country. We always consult with employees and their representatives about organizational changes. Furthermore, we aim to give as much notice of upcoming redundancies as possible, offer outplacement support, and recognize loyal service.

### Works Councils

Wessanen values an open and direct relationship with its employees and we encourage the management of all our operating units to actively seek employees commitment to participate in local consultation processes.

Following the announcement of Operation Phoenix in August, we have been able to plan and execute major projects like plant closures, outsourcing initiatives and collective redundancies, following consultation between local management and local works councils. The fact that we were hardly confronted with any disruption or industrial action clearly demonstrates the professional nature of the company's relationship with its employees. In all projects we negotiated responsible and adequate social plans and continued to produce and deliver customer service levels as before.

Since 1996, our European workforce has been represented by a European Works Council (EWC), operating under the most recent guidelines of the European Union. All European companies are represented by, currently, twelve delegates from Germany, France, Belgium, the UK and the Netherlands, most of them also involved as employee representatives in local works councils. The company is represented by an Executive Board member as well as senior Human Resources executives and line management of some of the companies. In order to ensure optimal communication we meet on a regular basis with the support of interpreters in English, French, German and Dutch. According to its constitution, the EWC is obliged to meet twice a year in response to the publication of the half-year and full-year results. It also meets on an ad hoc basis to discuss the implications of important decisions like divestments, acquisitions and restructuring programs. In 2003 we had three extra meetings on the consequences of Operation Phoenix and the introduction of the new Wessanen strategy.

The Dutch companies, part of Wessanen Nederland bv, are represented by a national works council with delegates from individual company works councils. The council's remit covers general business issues, such as HR policies, and health and safety matters. Its seven delegates meet three times a year.

### Reassessing Human Resources strategy

In 2003, we started to redesign Wessanen's Human Resources (HR) strategy. The new strategy concentrates on strengthening our competencies and capabilities to focus on the identified market opportunities for Wessanen, on enhancing and recognizing the performance commitment of our employees, and on talent management and leadership development.

#### Aligning our training programs

We will enhance the Wessanen Academy training programs to ensure that these are aligned with our business strategy and future HR needs. Therefore, we will focus on further strengthening our four differentiating capabilities: category/channel management, branding, transatlantic alliances and distribution.

To better match our organization's needs, our management traineeship system is being re-evaluated in 2004. During the year we will be exploring which form of trainee program would best fit our management development strategy going forward.

#### Improving processes

The basic elements of HR management and performance management processes are in place. We are now focusing on improving quality standards and increasing transparency in these processes. This will require a collective commitment by employees at all levels.

Our policy is to encourage dialogue, since questioning and challenging will ultimately result in clear and achievable targets. Targets are thereby established which all parties are committed to achieving.

#### Building the culture

The objective of the HR strategy is to support a working environment that is characterized by enthusiasm, innovation and dedication – an environment that offers opportunities for our employees to develop and excel.

Cost-consciousness and focus on excellence
Wessanen continuously focuses on cost improvement by implementing a cost-conscious management culture. We strive for best-in-class performance in all business processes. We seek performance improvement in all areas of business management, from day-to-day processes to innovation and overall execution.

Teamwork and cooperation
We aim for a company culture where teamwork and dedication are regarded as natural common values in achieving our goals. Our new management structure, with shorter management lines, encourages and supports cross-company cooperation at national and international levels. The flatter organization structure better enables us to draw upon the knowledge and expertise that exists within our companies.

In 2003, we assembled the Wessanen International Network (WIN), a group of 60 senior managers representing all Wessanen activities worldwide. Every six months this group meets to discuss the latest developments, issues and strategies. By encouraging cooperation at a senior level, many cross-company initiatives have already been started, ranging from sharing consumer data to product sourcing.

Accountability
We maintain a constant dialogue with our employees, by holding regular performance discussions to monitor behavior and to ensure management performance is aligned with our objectives. At the end of 2004, progress of the company's change process will be measured by evaluating employee involvement and motivation within the organization.

#### A word of acknowledgment

We wish to thank all Wessanen employees for the flexibility, dedication and energy shown this year. We are looking forward to enjoying the first tangible results of our hard work in 2004.

Amstelveen, August 27, 2004

**Executive Board**
Ad Veenhof, President and CEO
Koos Kramer, CFO
Alec Covington
Niels Onkenhout

#### Number of employees as at December 31

| | Europe | *of which in the Netherlands* | North America | Total |
|---|---|---|---|---|
| 2003 total current activities | **4,405*** | ***813**** | **5,305*** | **9,710*** |
| Natural and Specialty Foods | **2,401** | ***268*** | **5,302** | **7,703** |
| Cereals | **1,034** | ***148*** | **–** | **1,034** |
| Convenience Food | **910** | ***337*** | **–** | **910** |
| 2002 total current activities | 4,489* | *702** | 5,703* | 10,192* |
| Natural and Specialty Foods | 2,379 | *107* | 5,700 | 8,079 |
| Cereals | 1,109 | *174* | – | 1,109 |
| Convenience Food | 941 | *361* | – | 941 |

* Also including corporate staff (December 31, 2003: 63; December 31, 2002: 63)

# Message from the Supervisory Board

### Consultation

The Executive Board regularly informed the Supervisory Board of developments during the year under review. In total, the Supervisory Board met nine times. At the February and August meetings, the Supervisory Board convened with the external auditor. Several meetings were held in the absence of the Executive Board. At these meetings the Supervisory Board discussed both our own work and the relationship with individual members of the Executive Board.

As well as standard topics such as operational developments, interim results, the financial position of the company, budgets, multi-year plans, acquisitions and divestments, and the organization, the meetings also addressed the following subjects: the balance sheet investigation at TOL NA; operational and financial objectives; risks and risk management; the overall strategy and its realignment; and pension liabilities. Considerable attention was also paid to the issue of corporate governance, in the light of the proposals made by the Dutch government's Tabaksblat Committee on this matter. The Supervisory Board appreciates the contribution made by the Committee and will ensure that the Corporate Governance Code is applied within Wessanen. Should deviations from the final Code be deemed necessary or desirable, a full explanation will be provided.

### Shareholders' meetings

The Supervisory Board attended the Annual General Meeting of Shareholders on April 2, 2003. A further General Meeting of Shareholders was held on June 30, 2003, at which the proposal to appoint Mr. A.H.A. Veenhof to the Executive Board was approved. The Supervisory Board subsequently named Mr. Veenhof as Chairman of the Executive Board. We wish him every success in this position and have complete confidence in the future of Wessanen under his leadership. At the General Meeting of Shareholders held on December 3, the main points of Wessanen's strategy were outlined. This meeting also approved the proposal to appoint Mr. N.R. Onkenhout to the Executive Board. At Board level, Mr. Onkenhout is responsible for the company's European business. The Supervisory Board wishes Mr. Onkenhout a lot of success in the execution of his responsibilities. The last two shareholders' meetings also discussed the outlines of the remuneration of the to be appointed Board members.

### Independent governance

The Supervisory Board is governed by a set of formal standing rules and a so-called 'profile'. Both are available on the company website. The members of the Supervisory Board hold no shares or depositary receipts of shares in the company. Nor do they own any tradeable options on such shares or depositary receipts of shares, and they shall not be granted options on the company's shares or depositary receipts of shares. Their remuneration is not linked in any way to the company's results. None of the members of the Supervisory Board has been employed by the company during the past five years. And none of its members supplies any form of consultancy services to the company, holds any form of so-called 'interlocking directorship', or is in the position of being a 'dominant shareholder'. With these regulations in place, the company complies with the 'best practice'-policy regarding the independence of the Supervisory Board.

### Subcommittees

Today, Wessanen's Supervisory Board has four members. Although the Dutch Corporate Governance Code stipulates that a Supervisory Board of this size is not required to establish separate subcommittees, Wessanen has established an Audit Committee and a Selection, Appointments and Remuneration Committee.

Audit Committee
Established in 2002, the Audit Committee assesses the company's financial reporting process, its internal system for managing financial risks, its auditing procedures, and its processes for monitoring compliance with relevant legislation and regulations. The Committee met a total of seven times during 2003. As well as its four regular meetings in the presence of the external auditor upon publication of the results, the Committee also met on June 25 and 26 at Tree of Life Inc. in St Augustine, USA. Here it paid particular attention to the business processes and automation of Wessanen's North-American operations.

Other matters addressed at Audit Committee meetings included the annual financial statements, the external auditor's report, proposals for the appointment and remuneration of the external auditor, procedures during and after acquisitions and divestments, risk management, automation, insurance and pensions. The Committee also commissioned the balance sheet investigation at TOL NA. The investigation, which was completed in April 2004, concluded that items had been improperly recorded with the knowledge of management personnel, leading to significant changes in financial and accounting procedures, the organizational structure and the management.

The members of the Audit Committee in 2003 were Mr. J.A.N. van Dijk (Chairman) and Mr. F.H.J. Koffrie.

Selection, Appointments and Remuneration Committee
The members of the Selection, Appointments and Remuneration Committee in 2003 were Mr. K.J. Storm (Chairman) and Mr. H. Wiegel. Given the size of the Board, the Remuneration Committee and the Selection and Appointments Committee have been combined. In 2003, the Committee focused on assessing the performance of individual members of the Executive Board, recruiting new members to that body, revising the bonus scheme, setting up a share-options scheme, and reviewing the pension scheme for members of the Executive Board. The remuneration policy for members of the Executive Board was approved at the General Meeting of Shareholders on March 31, 2004. The remuneration report over 2003 is available on the company website.

**Declaration**
In accordance with the Articles of Association, the financial statements for 2003, which have been prepared by the Executive Board and audited by KPMG Accountants N.V., Amstelveen, the Netherlands, and the Report of the Executive Board have been submitted to us. We concur with these financial statements and the proposal to charge the negative result against the distributable part of the shareholders' equity.

The finalization of the 2003 accounts was delayed considerably as a result of the special investigation at TOL NA. We recommend that the Annual General Meeting of Shareholders adopt these financial statements and that the members of the Executive Board be granted discharge from their management duties and the members of the Supervisory Board from their supervision thereof insofar as said management is reflected in the financial statements.

According to schedule, Mr. H. Wiegel will resign from the Supervisory Board at the next Shareholders' Meeting. In accordance with the Corporate Governance Code, Mr. Wiegel, who was appointed as Supervisory Board member in 1991, is not eligible for reappointment. The Supervisory Board is grateful to Mr. Wiegel for the dedication and commitment he has shown in fulfilling his responsibilities as member and vice-chairman of Wessanen's Supervisory Board.

At the Annual General Meeting of Shareholders, to be held on October 1, 2004, the Supervisory Board proposes to appoint Prof. Dr. J.G.A.J. Hautvast as member of the Supervisory Board.

In 2003, Mr. A.M. Zondervan stepped down as Chairman of the Executive Board. In the spring of 2004, Mr. R.A. Thorne resigned as Executive Board member. Mr. Thorne was succeeded by Mr. A.C. Covington, after approval of the General Meeting of Shareholders on March 31, 2004. We would like to thank both gentlemen for their many years of dedication to the company.

The Supervisory Board is also highly indebted to all the company's staff for their great effort and dedication during what has been a difficult year.

Amstelveen, August 27, 2004

**Supervisory Board**
K.J. Storm, Chairman
H. Wiegel, Vice-Chairman
J.A.N. van Dijk
F.H.J. Koffrie

# Message from the Supervisory Board (continued)

Members of the Supervisory Board

K.J. Storm (male, Dutch nationality, 62), Chairman
Former chairman of the Executive Board of AEGON N.V.; appointed to the Supervisory Board in April 1996, term ending in 2004 (eligible for reappointment).

Other positions: Chairman of the Supervisory Board of Laurus N.V.; member of the Supervisory Board of AEGON N.V., KLM N.V. and Pon Holdings B.V.; Board member of Interbrew S.A. and Baxter International, Inc.

H. Wiegel (male, Dutch nationality, 63), Vice-Chairman
Chairman of Zorgverzekeraars Nederland; appointed to the Supervisory Board in April 1991, term ending in 2004 (not eligible for reappointment).

Other positions: Chairman of the Supervisory Board of Grontmij N.V., Nederlands Omroepproductie Bedrijf (NOB), De Meeuw B.V., Burgers-Ergen B.V., Copaco N.V., Coram International B.V.; member of the Supervisory Board of ABN/AMRO Bouwfonds, Van Gansewinkel B.V., Arriva-Nederland; chairman of Centraal Brouwerij Kantoor (CBK); chairman of ANVR; board member of Achmea; member of the Advisory Board of Deloitte.

J.A.N. van Dijk (male, Dutch nationality, 66)
Former Senior Vice President of the Sara Lee Corporation and member of the Board of Management of Sara Lee/DE N.V.; appointed to the Supervisory Board in April 1997, term ending in 2005 (eligible for reappointment).

Other positions: Chairman of the Supervisory Board of Delta Lloyd N.V., Transavia Airlines B.V. and C.V. Verenigde Bloemenveilingen Aalsmeer (V.B.A.) B.A.; chairman of the Supervisory Board of the University of Utrecht.

F.H.J. Koffrie (male, Dutch nationality, 52)
Chairman of the Executive Board of Buhrmann NV; appointed to the Supervisory Board in 2001, term ending in 2005 (eligible for reappointment).

Other positions: Member of the Supervisory Board of Vodafone N.V.

# Report of the Trust 'Stichting Administratiekantoor van Aandelen Koninklijke Wessanen'

To the holders of depositary receipts of ordinary shares in Koninklijke Wessanen nv.

The conditions of the Trust under which the above-mentioned depositary receipts are issued by the Trust were changed by deed on March 30, 2004, before G.W.Ch. Visser, civil law notary in Amsterdam. Holders of depositary receipts may obtain copies of these conditions free of charge from the Trust or the N.V. Algemeen Nederlands Trustkantoor in Amsterdam ('ANT'), Herengracht 420, 1017 BZ (phone: +31 20 522 25 55, fax: +31 20 522 25 00, e-mail: conversie@ant-trust.nl).

In compliance with Article 15 of the Trust conditions the undersigned hereby conveys that the activities during the financial year 2003 consisted of holding in its name, acquiring and taking into administration ordinary shares in Koninklijke Wessanen nv, each with a nominal value of EUR 1.00 and of issuing in respect thereof convertible bearer depositary receipts as well as, when necessary, re-converting depositary receipts into original shares, all with due regard to the Articles of Association of Koninklijke Wessanen nv, and furthermore, of exercising the rights attached to the shares, including the voting rights at the Annual General Meeting of Shareholders.

As at December 31, 2003, the nominal value of the administered shares in Koninklijke Wessanen nv for which depositary receipts were issued was EUR 72,197,521, constituting an increase of EUR 6,967 compared with December 31, 2002. In total, 6,967 depositary receipts were issued for this amount against which registration took place in the shareholders' register.

The final dividend for 2002 and the interim dividend for 2003, which were declared by Koninklijke Wessanen nv on April 16 and September 10, 2003, respectively, became payable on depositary receipts issued by the Trust on these same dates.

The Trust Board observes the rule of conduct that, as shareholder in the company, the Trust only wishes to receive information which is supplied to all other shareholders. Based on the information provided to the shareholders, the members of the Trust Board have regularly apprised themselves of the developments in the company.

The Trust Board met three times in the report year. At one of these meetings, which was held after the publication of the annual report and before the Annual General Meeting of Shareholders of April 2, 2003, the Executive Board provided clarification of the annual report. At the same meeting the Trust Board agreed on how they would vote on each agenda item at the General Meeting under the condition that the Board representatives could change their vote during that meeting if they felt this was warranted by the discussions. The independent members also consulted each other by telephone from time to time.

The Trust was represented at the Annual General Meeting of Shareholders on April 2, 2003, with 97% of the votes cast. In accordance with the resolutions adopted at the preceding meeting of the Trust Board, these votes were cast in favor of all agenda items put to the vote.

A second meeting of the Trust Board was held prior to the General Meeting of Shareholders on June 30, 2003, at which the proposal to appoint Mr. A.H.A. Veenhof was discussed. The proposal was approved unanimously. The Trust was represented at that meeting with 78% of the votes cast.

Finally, the Trust Board met to discuss the appointment of Mr. N.R. Onkenhout at the General Meeting of Shareholders held on December 3, 2003. The Trust, representing 96% of the votes cast, voted in favor of the appointment of Mr. Onkenhout to the Executive Board.

The Trust Board learnt with interest of the new Dutch Corporate Governance Code, compiled by the government's Tabaksblat Committee. Many of the best-practice regulations contained in Article IV.2 of the Code are already applied by the Trust. The Trust Board intends to discuss the Code and its implications for the Trust at a meeting of holders of depositary receipts. At this meeting, depositary receipt holders will be entitled to make recommendations for the vacancy that will arise in 2005, as a result of the resignation of Mr. Langman. In accordance with recommendations of the Tablaksblat Committee, Mr. K.J. Storm has resigned as member of the Trust at the meeting of February 17, 2004.

Going forward, the Trust Board solely consists of independent members, who have no ties with the company. The current members have no shares or depositary receipts of shares in the company. If a vacancy arises through default on the part of one of the members, the Trust fills the vacancy without having to request a nomination from a third party.

The Trust has agreed with the company that the company will bear any reasonable costs which are incurred by the Trust. These include EUR 22,757 for consultancy services and insurance policies. The amount of remuneration paid to the Chairman of the Trust Board was EUR 5,500, and the amount paid to the other independent members was EUR 4,500 per person.

# Report of the Trust 'Stichting Administratiekantoor van Aandelen Koninklijke Wessanen' (continued)

Wessanen participates in a proxy voting project which is organized by the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel). In accordance with an amendment to the administrative conditions which took effect during 2003, depositary receipt holders are now entitled to obtain voting rights by proxy, either remotely through ANT or in person at meetings.

This year, Mr. A.J. Kranendonk will resign by rotation and is not eligible for reappointment. The Trust Board has fulfilled this vacancy by appointing Mr. C.J. van Rees.

The administrator of the Trust is the n.v. Algemeen Nederlands Trustkantoor (ANT), Amsterdam.

Amsterdam, March 31, 2004

**Stichting Administratiekantoor van Aandelen Koninklijke Wessanen, Trust Board of Directors**
Mr. Drs. H. Langman, Chairman
Ir. A.J. Kranendonk
Drs. R. Pieterse
Drs. C.J. van Rees

**Declaration**
The Executive Board of Royal Wessanen nv and the Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen hereby declare that in their joint opinion the requirements regarding the independence of the Trust members have been satisfied as set out in Annex X of the Trust Regulations of Euronext Amsterdam N.V., Amsterdam.

Amsterdam, March 31, 2004

**Executive Board of Royal Wessanen nv**
**Board of the Stichting Administratiekantoor van Aandelen Koninklijke Wessanen**

# Financial statements 2003

Contents

# Accounting principles

## Changes in accounting policies

As of 2003, certain changes in the Guidelines for Annual Reporting (Dutch GAAP) became effective and have led to the following changes in accounting policies:

- Until 2002, the proposed dividend was shown in the balance sheet under short-term liabilities. As a result, the shareholders' equity was presented after deduction of the proposed dividend. As of 2003, the dividend is recognized when payable. This change has necessitated an adjustment in the balance sheet, the capital employed and various ratios. The effect of this change is an increase of EUR 30.2 million in the shareholders' equity as at the end of 2002.
- Until 2002, items not arising from ordinary activities were presented in the profit and loss account as extraordinary results. With effect from 2003, Dutch GAAP has limited the presentation as extraordinary items to rare occasions. This implies that practically all items of income and expense are included in income from ordinary activities. Extraordinary income and expenses for 2002 (income of EUR 90.1 million, net of tax) have therefore been reclassified to operating results (EUR 95.6 million) and to taxes (EUR 5.5 million). Already included in 2002 as exceptional items were the write-down of ERP and related costs amounting to EUR 23.6 million. In order to facilitate the analysis of operating result, the notes to the accounts show a split between operating result before and after exceptional items.

  Exceptional items are defined as items of income and expense within profit and loss from ordinary activities of such size, nature or incidence that their disclosure is relevant to explain the performance of the company for the period.
- Until 2002, certain credits on sales, such as pricing adjustments, coupons and goods returned, were recorded as and when issued. With effect from 2003, new rules under Dutch GAAP (RJ 270) require revenue on such sales to be recognized net of estimated future credits. Comparative figures in respect of 2002 have been adjusted to reflect this change. The effect is a decrease of EUR 8.5 million in the shareholders' equity as of the end of 2002. The effect on the income statement of 2002 is insignificant.

Additionally, the following reclassifications have been made (including comparative figures):

- Until 2002, revenue derived from newsletters, trade fairs, third party warehouse activities and backhaul transportation activities were recorded as an off-set to expenses. As of 2003, such revenue is shown under net sales.
- Until 2002, business acquisition fees were shown in the balance sheet under long-term receivables. As of 2003, the business acquisition fees are shown under intangible fixed assets to properly reflect the nature of the capitalized amount.
- Until 2002, workers' compensation reserves were shown under other and accrued liabilities. Following the change in estimation method (see page 37) these have been classified as provisions with effect from 2003.

## Consolidation

The consolidated financial statements include the financial statements of Royal Wessanen nv and all entities that are controlled by Royal Wessanen nv. Control is presumed to exist if the parent owns, directly or indirectly, more than one half of the voting power of an enterprise or is able to exercise dominant influence. Minority interests are identified and presented separately in the net assets and net income.

In accordance with Sections 379 and 414, Title 9, Book 2 of the Dutch Civil Code, a list of the consolidated group companies and non-consolidated participations is deposited at the Trade Register of the Amsterdam Chamber of Commerce.

## Principles for valuation

Income and shareholders' equity are determined on the basis of historical cost or nominal amount, except if otherwise stated.

The amounts presented in the balance sheet are based on the historical cost or nominal amount, less any necessary provisions.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Significant estimates include those required in determining the amounts for provisions, goodwill, impairments, pensions and income taxes.

## Foreign currency

Transactions in foreign currencies are recorded using the exchange rate in effect on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at exchange rates in effect at the balance sheet date. Any exchange rate differences arising are included in the income statement.

Group companies outside the Netherlands are considered as independent foreign entities. The financial figures of these group companies and participations are stated in the currency in which these group companies predominantly perform their business (functional currency).

Results of the foreign operations are translated to euro, using average exchange rates of the year under review. Assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Differences arising from the translation of the net investment in foreign group companies and from related permanent group financing are taken directly to shareholders' equity.

The euro exchange rates for the most important currencies for Wessanen are:

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | **Average** | **Year end** | Average | Year end |
| US dollar | **1.14** | **1.26** | 0.95 | 1.05 |
| Pound sterling | **0.69** | **0.71** | 0.63 | 0.65 |

## Derivative financial instruments

Derivative financial instruments are used in order to manage interest rate risk and foreign exchange risk. These instruments are measured at fair value and any changes in the value at the balance sheet date are taken to net income. Where derivatives are used to hedge future transactions that are highly probable, the change in fair value is deferred until the underlying hedged exposure affects earnings.

Interest rate and foreign exchange rate differences arising from derivative financial instruments used to hedge interest and foreign exchange rate risks are recognized as financial income and expenses.

### Revenue recognition
Net sales represent the proceeds of goods and services delivered to third parties, less any VAT.

Revenue is recognized when products are shipped to end users, independent distributors, retailers and wholesalers, and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed and determinable. Customer deductions for slotting fees, coupons, rebates, goods returned and discounts are recorded as reductions to sales and are included in net sales in the consolidated income statement. Generally, the selling prices include the cost of delivery.

### Intangible fixed assets
Goodwill regarding acquisitions is calculated as the difference between the purchase price and the Wessanen share in the fair values of the acquired assets and liabilities at the date of acquisition. This goodwill (including the value of brands) is capitalized and amortized on a straight-line basis over the estimated economic lifetime. The estimated economic lifetime of goodwill on branded activities is 20 years, on distribution activities 10 years and on other activities 5 years.

Business acquisition fees represent the fee paid by the company to its customers for the ability to sell and service their store. Such fees paid in accordance with signed agreements are capitalized and amortized over the life of the agreement, typically 1 to 3 years.

Before 2001, the goodwill was charged directly to equity.

### Property, plant and equipment
Property, plant and equipment are valued at historical cost less depreciation calculated according to the straight-line method on the basis of their economic life. Land is not depreciated. The economic life of the property, plant and equipment, on which the depreciation is based, is as follows:

| | |
|---|---|
| Buildings and offices | 30 years |
| Machinery and equipment | 10 – 15 years |
| Computers, including software | 3 – 5 years |
| Other | 3 – 5 years |

Assets not in use are recorded at the lower of their book value and recoverable amount.

### Financial fixed assets
Investments in associates over which significant influence is exercised in the financial and operating policies are included at net asset value.

Securities and investments over which no significant influence is exercised are valued at their cost or lower market value. Dividends received are recognized upon declaration.

Due to the predominantly non-current nature, deferred tax assets are presented separately under financial fixed assets.

### Impairments
Fixed assets are reviewed for impairment if events or changed circumstances indicate that the carrying amount may not be recoverable. If a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant cash generating unit, or disposal value, if higher. If an asset is impaired, the carrying amount is reduced to the estimated recoverable amount.

### Inventories
Trade inventories and inventories of raw materials, semi-finished products, finished products, supplies and packaging materials are stated at the lower of historical cost or market value. Inventory is valued using the FIFO (first-in, first-out) method. Inventory is valued net of vendor allowances and reserves for slow-moving and discontinued products. The carrying value of trade inventories, semi-finished products and finished products includes the purchase costs, direct production costs, allocated warehouse costs and, if applicable, allocated indirect production costs such as maintenance, production planning and manufacturing overhead.

### Provisions
Provisions have been made for liabilities of uncertain timing or amount. These are stated at nominal value except for pensions and early retirement provisions which are stated at present value using actuarial assumptions.

A restructuring provision is recognized when certain criteria are met. Such criteria include the existence of a detailed plan that identifies the business concerned, the location(s) affected, the approximate number of employees whose employment contracts will be terminated, the timing and the estimated costs as well as communication of the main features of the plan to the employees affected.

Other personnel provisions consist mainly of the workers' compensation provision, which is a provision for costs deriving from compensation to employees for injuries incurred during working hours. The provision is calculated on an actuarial basis including assumptions in respect of historical loss experience and projected loss development.

### Income taxes
Income taxes are calculated on the basis of tax laws and regulations applicable in the countries of operation.

Deferred income taxes, arising from differences between the tax basis and the accounting basis of assets and liabilities, are recorded on the balance sheet to the extent that such deferred taxation will be payable or recoverable in the future. Deferred tax balances are based upon the nominal rates effective in the various countries concerned. Deferred tax assets, including those resulting from tax-loss carry-forwards, are recognized only to the extent that the company has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available.

Deferred tax liabilities on future dividends from foreign group companies are recognized unless the distribution of dividend is not being considered.

# Consolidated income statement

in millions euro, unless stated otherwise

| | Notes | | 2003 | | 2002* |
|---|---|---|---|---|---|
| Net sales | 2 | **2,431.8** | | 2,839.7 | |
| Movements in stock of finished products | | **(2.3)** | | (2.2) | |
| Other revenue | | **4.9** | | 114.7 | |
| **Total revenue** | | | **2,434.4** | | 2,952.2 |
| Raw materials and supplies | | **1,699.7** | | 1,880.1 | |
| Personnel expenses | 3 | **389.5** | | 462.6 | |
| Amortization of intangible fixed assets | 6 | **15.5** | | 12.9 | |
| Depreciation of property, plant and equipment | 7 | **32.3** | | 40.7 | |
| Impairment/write-off of fixed assets (2002 including related costs) | | **26.1** | | 23.6 | |
| Other operating expenses | 4 | **341.6** | | 407.3 | |
| **Operating expenses** | | | **2,504.7** | | 2,827.2 |
| **Operating result** | | | **(70.3)** | | 125.0 |
| Change in valuation of long-term receivables | | **4.4** | | – | |
| Interest income | | **1.5** | | 4.2 | |
| Interest expenses | | **(10.6)** | | (20.2) | |
| Financial income and expenses, net | | | **(4.7)** | | (16.0) |
| **Income before taxes** | | | **(75.0)** | | 109.0 |
| Taxes | 5 | | **41.8** | | (8.0) |
| Income from participations | | | **1.2** | | 1.5 |
| Minority interest | | | **(1.2)** | | (1.1) |
| **Net result** | | | **(33.2)** | | 101.4 |

**Earnings per share (in euro)**

| | | |
|---|---|---|
| Net result | **(0.47)** | 1.44 |
| Diluted earnings | **(0.46)** | 1.44 |

* Adjusted for comparison purposes due to changes in accounting policies, see pages 30 and 31

# Consolidated balance sheet as of December 31

Before appropriation of 2003 net income, in millions euro

| | Notes | 2003 | 2002* |
|---|---|---|---|
| **Fixed assets** | | | |
| Intangible fixed assets | 6 | **128.9** | 141.0 |
| Property, plant and equipment: | | | |
| Land and buildings | | **95.7** | 97.6 |
| Machinery and equipment | | **90.6** | 114.7 |
| Other | | **27.5** | 32.1 |
| | 7 | **213.8** | 244.4 |
| Financial fixed assets | 8 | **91.9** | 76.9 |
| | | **434.6** | 462.3 |
| **Current assets** | | | |
| Inventories | 9 | **280.9** | 333.2 |
| Accounts receivable and prepayments | 10 | **327.6** | 342.5 |
| Cash | 11 | **38.1** | 55.8 |
| | | **646.6** | 731.5 |
| | | **1,081.2** | 1,193.8 |
| **Shareholders' equity** | | | |
| Share capital | | **72.6** | 72.6 |
| Paid-in surplus | | **99.7** | 99.7 |
| Other reserves | | **355.6** | 357.2 |
| Net result | | **(33.2)** | 101.4 |
| | 12 | **494.7** | 630.9 |
| Minority interest | | **7.6** | 3.5 |
| **Group equity** | | **502.3** | 634.4 |
| **Provisions** | 13 | **54.4** | 61.0 |
| ***Long-term liabilities*** | 14 | **26.0** | 155.7 |
| **Current liabilities** | | | |
| Banks | | **73.5** | 0.6 |
| Current portion of long-term liabilities | 15 | **115.0** | 3.5 |
| Income tax payable | | **11.0** | 15.0 |
| Payroll taxes and VAT | | **10.5** | 9.4 |
| Accounts payable | | **159.8** | 181.8 |
| Accrued expenses and other liabilities | 16 | **128.7** | 132.4 |
| | | **498.5** | 342.7 |
| | | **1,081.2** | 1,193.8 |

* Adjusted for comparison purposes due to changes in accounting policies, see page 30

# Consolidated statement of cash flows

in millions euro

| | | 2003 | 2002* |
|---|---|---|---|
| **Operating activities** | | | |
| Net result (2002 adjusted for result on disposals) | | **(33.2)** | (5.9) |
| Depreciation of property, plant and equipment | | **32.3** | 40.7 |
| Amortization of intangible fixed assets | | **15.5** | 12.9 |
| Impairment, valuation changes and write-off of fixed assets | | **21.6** | 21.0 |
| | | **36.2** | 68.7 |
| Changes in: | Inventories | **26.7** | (33.7) |
| | Accounts receivable and prepayments | **(2.3)** | 25.0 |
| | Deferred tax assets | **(23.4)** | (0.4) |
| | Accounts payable, accrued expenses and other current liabilities | **(18.1)** | (9.3) |
| | Provisions | **(8.4)** | 0.1 |
| Income from participating interests | | **(1.2)** | (1.5) |
| Minority interest | | **1.2** | 0.2 |
| Dividends received from participating interests | | **1.5** | 5.9 |
| Cash flow from operating activities | | **12.2** | 55.0 |
| | | | |
| **Investing activities** | | | |
| Purchase of property, plant and equipment | | **(22.9)** | (42.3) |
| Disposal of property, plant and equipment | | **3.2** | 0.7 |
| Purchase of intangible fixed assets | | **(3.6)** | (6.2) |
| Investment in financial fixed assets | | **1.1** | 0.9 |
| Purchase price acquisitions | | **(16.3)** | (45.6) |
| Divestments of subsidiaries and other participations | | **–** | 195.2 |
| Cash flow from investing and divesting activities | | **(38.5)** | 102.7 |
| | | | |
| **Financing activities** | | | |
| Long-term liabilities | | **(7.0)** | 3.7 |
| Short-term financing | | **89.0** | (66.9) |
| Dividends paid | | **(40.7)** | (40.9) |
| Purchase of own shares | | **(31.8)** | (3.3) |
| Cash flow from financing activities | | **9.5** | (107.4) |
| Change in cash | | **(16.8)** | 50.3 |

* Adjusted for comparison purposes due to change in accounting policies, see page 30

## Notes to the consolidated statement of cash flows
in millions euro

The accounting principles applied are set forth on pages 30 and 31.

The cash flow can best be explained by the following schedule:

| | Balance sheet movements | Corrections for | | **Autonomous movements**[2] |
|---|---|---|---|---|
| | | Exchange rate differences | Acquisitions/ reclassification[1] | |
| **Movements in working capital** | | | | |
| Inventories | 52.3 | (33.3) | 7.7 | **26.7** |
| Accounts receivable and prepayments | 14.9 | (24.2) | 7.0 | **(2.3)** |
| Accounts payable, accrued expenses and other current liabilities[3] | (28.6) | 19.6 | (9.1) | **(18.1)** |
| | 38.6 | (37.9) | 5.6 | **6.3** |
| **Movements in provisions** | (6.6) | 0.5 | (2.3) | **(8.4)** |
| **Movements in financing and banks** | | | | |
| Long-term liabilities | (130.6) | 25.0 | (14.1) | **(119.7)** |
| Short-term financing | 72.9 | 18.8 | (2.7) | **89.0** |
| Current portion of long-term debts | 112.4 | 0.3 | – | **112.7** |
| | 54.7 | 44.1 | (16.8) | **82.0** |
| Cash | (17.7) | 1.3 | (0.4) | **(16.8)** |

1 A reclassification from operating leases to capital leases at TOL NA, which increases long-term liabilities by 8.4, is included under reclassification
2 The autonomous movements in working capital include write-offs for changes in accounting estimates/methods and for prior year errors at TOL NA (see disclosures on exceptional items on page 37)
3 Excluding current portion of long-term debt

The other balance sheet movements are explained in the notes to the specific balance sheet accounts.

in millions euro, unless stated otherwise

The accounting principles applied are set forth on pages 30 and 31.

Acquisitions

In 2003, Wessanen acquired the net assets of Whole Earth Ltd. on March 1 for an amount of 3.6 and the net assets of Luckhardt Tiefkühlprodukte on April 1 for an amount of 2.4. An additional 29.35% of the shares in Natudis BV were acquired on May 1, 2003, for an amount of 8.0, resulting in a participation of 70.65%. Additional payments related to acquisitions prior to 2001 amounted to 2.3 and charged to equity.

The companies are consolidated as of the respective dates of acquisition.

1. Exceptional items

| | | | 2003 | | | 2002 |
|---|---|---|---|---|---|---|
| | Total before exceptional items | Exceptional items | Total | Total before exceptional items | Exceptional items | Total |
| **Net sales** | **2,431.8** | – | **2,431.8** | 2,839.7 | – | 2,839.7 |
| Movements in stock of finished products | **(2.3)** | – | **(2.3)** | (2.2) | – | (2.2) |
| Other revenue | – | **4.9** | **4.9** | – | 114.7 | 114.7 |
| **Total revenue** | **2,429.5** | **4.9** | **2,434.4** | 2,837.5 | 114.7 | 2,952.2 |
| Raw materials and supplies | **1,679.6** | **20.1** | **1,699.7** | 1,880.1 | – | 1,880.1 |
| Personnel expenses | **372.6** | **16.9** | **389.5** | 452.5 | 10.1 | 462.6 |
| Amortization of intangible fixed assets | **15.5** | – | **15.5** | 12.9 | – | 12.9 |
| Depreciation of property, plant and equipment | **32.3** | – | **32.3** | 40.7 | – | 40.7 |
| Impairment/write-off fixed assets | – | **26.1** | **26.1** | – | 23.6 | 23.6 |
| Other expenses | **330.9** | **10.7** | **341.6** | 398.3 | 9.0 | 407.3 |
| **Operating expenses** | **2,430.9** | **73.8** | **2,504.7** | 2,784.5 | 42.7 | 2,827.2 |
| **Operating result** | **(1.4)** | **(68.9)** | **(70.3)** | 53.0 | 72.0 | 125.0 |
| Change in valuation of long-term receivables | – | **4.4** | **4.4** | – | – | – |
| Interest income | **1.5** | – | **1.5** | 4.2 | – | 4.2 |
| Interest expenses | **(10.6)** | – | **(10.6)** | (20.2) | – | (20.2) |
| Financial income and expenses, net | **(9.1)** | **4.4** | **(4.7)** | (16.0) | – | (16.0) |
| **Result before taxes** | **(10.5)** | **(64.5)** | **(75.0)** | 37.0 | 72.0 | 109.0 |
| Taxes | **10.1** | **31.7** | **41.8** | (10.8) | 2.8 | (8.0) |
| Income from participations | **1.2** | – | **1.2** | 1.5 | – | 1.5 |
| Minority interest | **(1.2)** | – | **(1.2)** | (1.1) | – | (1.1) |
| **Net result** | **(0.4)** | **(32.8)** | **(33.2)** | 26.6 | 74.8 | 101.4 |

2002 exceptional items

Other revenue of 114.7 in 2002 consisted mainly of the profit on the sale of Leerdammer Company. Exceptional expenses related to the write-off of the ERP system in Tree of Life NA of 23.6 as well as various restructuring expenses, mainly for the restructuring of the Dailycer group, as well as the restructuring costs for the Natural & Specialty group North America.

2003 exceptional items

Exceptional items in 2003 consist of:

- 4.9 classified as other revenue mainly relating to the release of provisions for guarantee and indemnity of recent divestments. It also includes a prior year error in revenue recognition of TOL NA of 2.0 negative.
- 73.8 classified within operating expenses. An overview of the main items is given below:

| | |
|---|---|
| Operation Phoenix | 28.0 |
| ERP write-off at TOL NA | 13.7 |
| Prior year errors at TOL NA | 12.1 |
| Changes in accounting estimates/methods of TOL NA | 18.8 |
| Special investigation and additional audit costs | 8.5 |
| Releases of provisions and accruals | (11.8) |
| Other | 4.5 |
| Total | **73.8** |

1. Exceptional items (continued)
Operation Phoenix is Wessanen's restructuring program on which we embarked in August 2003. Exceptional costs mainly relate to the closure of sites of ABC in Arizona (USA) and Beckers in Belgium, termination of Dailycer product lines in the UK and customer termination costs related to TOL NA's customer rationalization program.

TOL NA introduced a new ERP system at the end of 2001 in its Southeast region, with the aim to be rolled out throughout TOL NA. Due to performance issues it was concluded in 2002 that the system required substantial modification. A partial write-down of 23.6 (including related costs) was taken in the 2002 results. In the first half of 2003, it became clear that modification was not the best route to resolve the issues, but that a better option was to extend the existing NTS package operating in several regions. Consequently, it was decided to abandon the new ERP system and the remaining balance had to be written off.

In the autumn of 2003, Wessanen retained an independent accounting firm and law firm to conduct an in-depth investigation into the appropriateness of TOL NA's financial and accounting processes and procedures. The investigation concluded that items had been improperly recorded in TOL NA's books and records with the knowledge of management personnel, which should have been reflected in prior years. These errors likely arose in the period 1999 – 2002. Due to inherent limitations in information about the past, it should be noted that 14.1 (12.1 in operating expenses and 2.0 in other revenue) is the estimated amount of allocating certain items between 2003 and prior years.

In order to adopt a more consistent and systematic approach TOL NA reassessed its estimation methods in respect of provisions and reserves. The main changes, of which the estimated prior year effect has been recorded as exceptional items, are the following:

1 The workers' compensation provision is a provision for all costs deriving from compensation to employees for injuries incurred during working hours. TOL NA yearly estimated the future cost of these claims, based on current claims and the third party claim handler's calculations. In the 2003 closing process, the provision calculation was changed to an actuarial basis including assumptions in respect of historical loss experience and projected loss development. The impact amounts to 6.9.

2 Since most divisions record inventory at agreed vendor prices before special discounts received, TOL NA includes an inventory reduction reserve in its books to reflect the unearned portion of discounts in respect of inventory at year end. In the past, this so-called 'NIFO-reserve' was calculated based on the yearly average of purchasing discounts received. In the 2003 closing, TOL NA adopted a more exact calculation based on purchase discounts over the last two months of the year. In addition, TOL NA adopted a consistent and systematic method for inventory reserve calculations in respect of slow-moving, discontinued and out-of-code products. In the past, these reserves were based on estimates made by divisional management. The impact amounts to 8.7.

3 Accounts payable debits represent deductions on payables to vendors that are recorded for promotional / advertising allowances, product placement fees, slotting fees and damaged product returns. TOL NA established a new policy based on the aging and recoverability of these debits. The impact amounts to 3.2.

The 2003 costs of the special investigation amounted to 4.3, whilst additional audit fees incurred amounted to 4.2, because of the increased scope and time required of the audit process.

Releases of provisions and accruals mainly relate to the remaining balance of the former 2001 TOL NA regionalization program that will not be completed anymore and to an excess on the 2002 Dailycer restructuring program.

Other exceptional items relate to restructuring costs and severance payments incurred prior to the start of project Phoenix.

- 4.4 classified as change in valuation of long-term receivables relates to the unexpected collection of fully provided for receivables in the balance sheet of our dormant Italian subsidiary Rosmal, which is related to our former participation in Campari.

- 31.7 tax effect mainly represents the tax income on the items specified above, as well as the estimated effect of changed balance sheet positions on prior years.

# Notes to the consolidated income statement (continued)

in millions euro, unless stated otherwise

2. Financial information by segment

The company's activities are carried out through four separate business segments: Natural and Specialty Foods North America, Natural and Specialty Foods Europe, Cereals and Convenience Food. The most important financial data regarding these segments are given below.

| | | Natural and Specialty Foods | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | North America | Europe | Cereals | Convenience Food | Sold activities* | Non allocated | Total |
| Net sales | **2003** | **1,582.9** | **456.6** | **223.8** | **168.5** | **–** | **–** | **2,431.8** |
| | 2002 | 1,779.2 | 407.4 | 227.3 | 163.4 | 262.4 | – | 2,839.7 |
| Operating result | **2003** | **(93.1)** | **19.4** | **13.7** | **5.0** | **–** | **(15.3)** | **(70.3)** |
| | 2002** | (7.8) | 15.2 | 0.1 | 10.5 | 119.8 | (12.8) | 125.0 |
| EBITAE | **2003** | **(34.0)** | **27.0** | **15.1** | **10.1** | **–** | **(8.3)** | **9.9** |
| | 2002** | 20.8 | 23.9 | 10.2 | 10.0 | 6.8 | (9.5) | 62.2 |
| Exceptional items before taxes | **2003** | **(61.1)** | **(5.4)** | **(0.8)** | **(4.7)** | **–** | **7.5** | **(64.5)** |
| | 2002** | (29.7) | (2.0) | (8.4) | – | 112.5 | (0.4) | 72.0 |
| Operating assets | **2003** | **455.1** | **286.3** | **116.7** | **87.5** | **–** | **135.6** | **1,081.2** |
| | 2002 | 558.6 | 268.6 | 126.4 | 79.5 | – | 160.7 | 1,193.8 |
| Operating liabilities | **2003** | **117.8** | **103.5** | **49.1** | **34.4** | **–** | **274.1** | **578.9** |
| | 2002 | 155.7 | 99.2 | 58.4 | 27.4 | – | 222.2 | 562.9 |
| Depreciations IFA and PP&E | **2003** | **17.9** | **12.2** | **11.6** | **6.1** | **–** | **–** | **47.8** |
| | 2002** | 18.5 | 10.3 | 13.1 | 5.6 | 6.1 | – | 53.6 |
| Investments in IFA and PP&E | **2003** | **10.4** | **11.9** | **8.0** | **7.8** | **–** | **–** | **38.1** |
| | 2002 | 25.6 | 51.4 | 6.2 | 6.0 | 2.8 | – | 92.0 |
| Average number of employees | **2003** | **5,501** | **2,418** | **1,071** | **942** | **–** | **63** | **9,995** |
| | 2002 | 5,924 | 2,330 | 1,213 | 941 | 600 | 62 | 11,070 |

The segment information above relates to the operating activities of the respective segments. Non-operating results, assets and liabilities such as financing and tax related items have not been allocated to segments.

* Mainly related to Leerdammer Company, which was divested on December 2, 2002

** Adjusted for comparison purposes due to change in accounting policies, see page 30

2. Financial information by segment (continued)

Geographic segments

The geographic analysis of net sales is based upon the location of the customers. The geographic analyses of operating assets and capital expenditure are based upon the location of the assets.

| | | Net sales | Operating assets | Investments in IFA and PP&E |
|---|---|---|---|---|
| The Netherlands | **2003** | **176.6** | **124.0** | **10.0** |
| | 2002 | 137.0 | 107.2 | 6.9 |
| Other European countries | **2003** | **671.7** | **368.7** | **17.6** |
| | 2002 | 922.1 | 391.5 | 57.9 |
| USA and Canada | **2003** | **1,583.0** | **458.6** | **10.5** |
| | 2002 | 1,780.2 | 558.2 | 27.2 |
| Other countries | **2003** | **0.5** | **–** | **–** |
| | 2002 | 0.4 | – | – |
| Not allocated | **2003** | **–** | **129.9** | **–** |
| | 2002 | – | 136.9 | – |
| Total | **2003** | **2,431.8** | **1,081.2** | **38.1** |
| | 2002 | 2,839.7 | 1,193.8 | 92.0 |

3. Personnel expenses

| | **2003** | | | 2002 | | |
|---|---|---|---|---|---|---|
| | **Total before exceptional items** | **Exceptional items** | **Total** | Total before exceptional items | Exceptional items | Total |
| Wages and salaries | **264.6** | **7.7** | **272.3** | 327.3 | 8.5 | 335.8 |
| Social security charges | **70.1** | **0.1** | **70.2** | 82.9 | – | 82.9 |
| Pension costs | **11.1** | **2.5** | **13.6** | 17.0 | 1.6 | 18.6 |
| Other | **26.8** | **6.6** | **33.4** | 25.3 | – | 25.3 |
| | **372.6** | **16.9** | **389.5** | 452.5 | 10.1 | 462.6 |

The exceptional items consist of payments for termination of labor contracts and the prior year effects of the change in estimation methods of the workers' compensation provision.

Pension costs are mainly charged by pension funds and are based on actuarial calculations.

The average number of employees in 2003 amounted to 9,995 (2002: 11,070).

3. Personnel expenses (continued)

Pensions

Royal Wessanen nv and its group companies offer staff pension schemes in parts of Europe, most notably the UK and the Netherlands. These are both final-pay and average-pay plans, based on the employee's years of service and compensation near retirement.

The schemes are mostly administered by industry pension funds and life insurance companies. A significant number of the pensions in the Netherlands and the UK have been placed with independent company pension funds. In the North American companies only limited pension commitments have been issued.

The pension schemes are financed in accordance with local practices and regulations. Pension costs are calculated based on actuarial principles and at present value. The group's contributions to the schemes are recognized under 'pension costs' in the profit and loss account. Pensions, which are not covered by a pension fund, as well as any deficit covers, are recognized in the group balance sheet.

The provisions for post retirement benefit obligations set up by administering funds and by Royal Wessanen itself are together sufficient to meet the obligations arising from the accrued pension entitlements at the balance sheet date.

The actuarial interest rate applied by the Wessanen Pension Fund in the Netherlands is 4%. The obligations are calculated based on the 'total male/female population' (GBM/GBV) mortality tables for 1995–2000, with a downward age adjustment of two years for men and one year for women. The obligations under the UK Pension Scheme are calculated using an actuarial interest rate of 5.0 – 6.5% and based upon the UK mortality tables PMA92 for men and PFA92 for women.

Early retirement schemes

Early retirement plans are available for a limited group of employees in the Netherlands and Belgium. The provision for early retirement payments has been created primarily to settle obligations retained by the company towards employees who have already opted to take advantage of this plan.

The obligations provided are based upon present value, taking into account actuarial principle.

3. Personnel expenses (continued)

Board remuneration

The remuneration for the members and former members of the Board was as follows:

Executive Board:

| in EUR 1,000 | Salary | | Deferred remuneration | | Bonuses | | Other | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| A.H.A. Veenhof* | **250** | – | **50** | – | **125** | – | **16** | – | **441** | – |
| N.J.M. Kramer | **305** | 285 | **114** | 61 | **–** | – | **36** | 34 | **455** | 380 |
| R.A. Thorne | **659** | 789 | **41** | 46 | **–** | – | **81** | 79 | **781** | 914 |
| A.M. Zondervan** | **365** | 450 | **204** | 317 | **–** | – | **2,136** | 39 | **2,705** | 806 |
| L.A.P.A. Verhelst*** | **–** | – | **254** | – | **–** | – | **–** | – | **254** | – |
| | **1,579** | 1,524 | **663** | 424 | **125** | – | **2,269** | 152 | **4,636** | 2,100 |

Remuneration policy

The remuneration for members of the Executive Board comprises a base salary, cash bonus, stock options and pension arrangements. These are subject to annual review by the Selection, Appointments and Remuneration Committee, which is a committee of the Supervisory Board. A description of the remuneration policy can be found on page 19.

The Dutch Members of the Executive Board are eligible to participate in the Wessanen Pension Plan 1998 which offers defined benefits based upon a mitigated end pay system, or alternatively may opt for the defined contribution. The pension policy for the members of the Executive Board aims at retirement age between 60 and 62. For members of the Executive Board with a US nationality and residing in the USA, the pension provision is based on 401-K defined contribution.

Bonuses to the members of the Executive Board are granted based upon the increase in the earnings per share before exceptional items and before amortization of goodwill. On these criteria, no bonuses were granted in either 2002 or 2003. However, the Supervisory Board has granted Mr. Veenhof a bonus in 2003, which is included above.

Others include social security payments and allowances that can be considered as remuneration such as private use of company cars and in 2003 the payment with regard to the termination of Mr. Zondervan's contract. The termination payment with regard to Mr. Zondervan consists of EUR 1.6 million termination payment and EUR 0.5 million pension compensation.

The deferred remuneration payment to a former Board member, Mr. L.A.P.A. Verhelst, is related to the outcome of a court case.

Mr. N.R. Onkenhout was appointed as Executive Board member in the Shareholders' Meeting on December 3, 2003. His employment contract with the company started in January 2004.

In the Shareholders' Meeting of March 31, 2004, Mr. R.A. Thorne stepped back as member of the Executive Board; Mr. A.C. Covington was appointed.

* As of July 1, 2003
** Until October 1, 2003
*** Former Board member

Supervisory Board:

| in EUR 1,000 | Fixed | | Other | | Total | |
|---|---|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 | **2003** | 2002 |
| K.J. Storm | **37** | 34 | **4** | 4 | **41** | 38 |
| H. Wiegel | **25** | 25 | **3** | 3 | **28** | 28 |
| J.A.N. van Dijk | **25** | 25 | **3** | 3 | **28** | 28 |
| F.H.J. Koffrie | **25** | 25 | **3** | 3 | **28** | 28 |
| G. van Schaik (until April 3, 2002) | **–** | 9 | **–** | 1 | **–** | 10 |
| | **112** | 118 | **13** | 14 | **125** | 132 |

in millions euro, unless stated otherwise

3. Personnel expenses (continued)
At the end of 2003 the members and former members of the Executive Board possessed 807,689 option rights on shares (end of 2002: 542,500) with a weighted average exercise price of EUR 8.67 (end of 2002: EUR 12.11). The members of the Supervisory Board do not possess share options.

No loans, advances or related guarantees were provided to the Executive Board or the Supervisory Board.

The movement in the option rights with a nominal value of EUR 1.00 in the company capital which have been granted to the current and former members of the Executive Board, is as follows:

| | Balance end of 2002 | Granted | Exercised | Expired | **Balance end of 2003** | Exercise price (in EUR) | To be exercised before |
|---|---|---|---|---|---|---|---|
| A.H.A. Veenhof | | | | | | | |
| 2003 | – | 250,000 | – | – | **250,000** | 5.15 | April 2011 |
| N.J.M. Kramer | | | | | | | |
| 2000 | 30,000 | – | – | – | **30,000** | 10.00 | April 2005 |
| 2001 | 40,000 | – | – | – | **40,000** | 12.75 | April 2006 |
| 2002 | 32,500 | – | – | – | **32,500** | 9.25 | April 2010 |
| 2003 | – | 30,000 | – | – | **30,000** | 5.20 | April 2011 |
| N.R. Onkenhout | | | | | | | |
| 2003 | – | 102,689 | – | – | **102,689** | 9.70 | December 2011 |
| R.A. Thorne | | | | | | | |
| 1998 | 27,500 | – | – | 27,500 | – | 15.11 | |
| 1999 | 25,000 | – | – | – | **25,000** | 11.90 | August 2004 |
| 2000 | 30,000 | – | – | – | **30,000** | 10.00 | April 2005 |
| 2001 | 40,000 | – | – | – | **40,000** | 12.75 | April 2006 |
| 2002 | 32,500 | – | – | – | **32,500** | 9.25 | April 2010 |
| 2003 | – | 30,000 | – | – | **30,000** | 5.20 | April 2011 |
| A.M. Zondervan | | | | | | | |
| 1998 | 37,500 | – | – | 37,500 | – | 15.11 | |
| 1999 | 35,000 | – | – | – | **35,000** | 11.90 | August 2004 |
| 2000 | 40,000 | – | – | – | **40,000** | 10.00 | April 2005 |
| 2001 | 50,000 | – | – | – | **50,000** | 12.75 | April 2006 |
| 2002 | 40,000 | – | – | – | **40,000** | 9.25 | April 2010 |
| Former members of the Executive Board | | | | | | | |
| 1998 | 82,500 | – | – | 82,500 | – | 15.11 | |
| | 542,500 | 412,689 | – | 147,500 | **807,689** | | |

For further information on the stock option plan, refer to page 52.

## 4. Other operating expenses

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | **Total before exceptional items** | **Exceptional items** | **Total** | Total before exceptional items | Exceptional items | Total |
| Selling, advertising and promotion costs | **109.1** | **1.1** | **110.2** | 157.8 | – | 157.8 |
| Delivery, excluding personnel costs | **135.5** | **0.2** | **135.7** | 132.4 | – | 132.4 |
| Other | **86.3** | **9.4** | **95.7** | 108.1 | 9.0 | 117.1 |
| | **330.9** | **10.7** | **341.6** | 398.3 | 9.0 | 407.3 |

Other exceptional items consist for a large part of special investigation expenses and additional audit fees.

## 5. Taxes on income

The taxes on income were a benefit of 41.8 (2002 an expense of 8.0), being 55.7 % (2002: 7.5%). The most important components of the tax expenses/tax income were as follows:

| | **2003** | 2002 |
|---|---|---|
| Tax expense/benefit in income statement | **(41.8)** | 8.0 |
| Deferred taxation relating to temporary differences liability | **15.8** | 7.2 |
| Deferred taxation relating to temporary differences receivable | **(10.3)** | (2.1) |
| Deferred taxation relating to tax loss carry-forward | **16.1** | (4.0) |
| Other | **–** | 2.4 |
| Current tax benefit/expense | **(20.2)** | 11.5 |

The operating activities are subject to income taxes in various countries with tax rates between 30% and 39%.

The reconciliation of the effective tax rate and the average tax rate in the various countries is as follows:

| | **2003** | 2002 |
|---|---|---|
| Weighted average of legal tax rates* | **42.2%** | 37.1% |
| Tax effects of: | | |
| • Utilization of unrecognized tax losses | **0.4%** | (1.7%) |
| • Unrecognized tax losses for the year | **(5.5%)** | 3.8% |
| • Non-deductible amortization of goodwill | **(5.2%)** | 2.1% |
| • Non-deductible expenses and tax exempt income | **4.3%** | (34.7%) |
| • Group financing income | **3.9%** | (3.5%) |
| • Other | **15.6%** | 4.2% |
| Effective tax rate | **55.7%** | 7.3% |

* The weighted average legal tax rate is based on the result before taxes at the legal tax rate in the various countries

Earnings per share (EPS)

The EPS figures are calculated by dividing the relevant profit amount by the weighted average number of outstanding shares. In the calculation of these EPS figures, the applicable income figures and the weighted average number of outstanding shares are adjusted for the effect of the potential exercised employee stock options.

The calculation of the diluted EPS is as follows:

| | |
|---|---|
| Net result | (33.2) |
| Adjustment for interest net of tax in respect of outstanding employee stock options | 0.2 |
| Adjusted net result | (33.0) |
| | |
| Average number of shares | 69,946,431 |
| Adjustment for potential exercised employee stock options | 1,314,855 |
| | 71,261,286 |
| | |
| Diluted earnings per share (in euro) | (0.46) |

Income statement of the company

Pursuant to Article 402, Title 9, Book 2 of the Dutch Civil Code, the income from participations is presented separately in the company's income statement.

# Notes to the consolidated balance sheet as of December 31
in millions euro

## Fixed assets

### 6. Intangible fixed assets
The movements of the intangible fixed assets, consisting of the goodwill paid on acquisitions after 2000 and the business acquisition fees, are:

| | **Goodwill** | **Business acquisition fees** | **Total 2003** | Goodwill | Business acquisition fees | Total 2002 |
|---|---|---|---|---|---|---|
| Net book value previous year | 132.9 | 8.1 | **141.0** | 101.2 | 6.6 | 107.8 |
| Translation adjustments | (4.8) | (0.4) | **(5.2)** | (2.6) | (1.0) | (3.6) |
| Paid during the year | 11.6 | 3.6 | **15.2** | 43.5 | 6.2 | 49.7 |
| Amortization of the year | (11.3) | (4.2) | **(15.5)** | (9.2) | (3.7) | (12.9) |
| Impairments | (1.5) | (5.1) | **(6.6)** | – | – | – |
| Net book value at year end | **126.9** | **2.0** | **128.9** | 132.9 | 8.1 | 141.0 |
| Accumulated amortization and impairment | 26.3 | 14.6 | **40.9** | 13.5 | 5.3 | 18.8 |
| Historical cost | 153.2 | 16.6 | **169.8** | 146.4 | 13.4 | 159.8 |

### 7. Property, plant and equipment
Movements in property, plant and equipment during 2003 are specified as follows:

| | Land and buildings | Machinery and equipment | Other | Under construction and prepayments | **Total 2003** | Total 2002 |
|---|---|---|---|---|---|---|
| Net book value opening balance | 97.6 | 114.7 | 17.7 | 14.4 | **244.4** | 326.6 |
| Translation adjustments | (7.1) | (9.1) | (1.0) | (1.5) | **(18.7)** | (23.6) |
| Investments | 2.9 | 7.3 | 1.4 | 11.3 | **22.9** | 42.3 |
| Disposal of assets | – | (2.6) | (0.6) | – | **(3.2)** | (0.7) |
| Reclassification leases | – | – | 8.4 | – | **8.4** | – |
| Acquisitions/divestments | 8.3 | 2.9 | 0.7 | (0.1) | **11.8** | (38.5) |
| Completed constructions | 2.1 | 8.0 | 2.3 | (12.4) | **–** | – |
| Depreciation | (6.2) | (21.2) | (4.9) | – | **(32.3)** | (40.7) |
| Impairment/write-off | (1.9) | (9.4) | (6.2) | (2.0) | **(19.5)** | (21.0) |
| Net book value at year end | **95.7** | **90.6** | **17.8** | **9.7** | **213.8** | 244.4 |
| Accumulated depreciation and impairment | 35.5 | 91.5 | 20.0 | 2.0 | **149.0** | 138.9 |
| Historical cost | 131.2 | 182.1 | 37.8 | 11.7 | **362.8** | 383.3 |

The property, plant and equipment relate to capital leases for 23.6. For this amount the company does not have legal ownership.

### 8. Financial fixed assets

Movements in financial fixed assets are as follows:

| | Participations | Receivables on participations | Deferred tax assets | Other long-term receivables | Total financial fixed assets |
|---|---|---|---|---|---|
| Net book value at opening balance | 7.2 | 0.7 | 61.4 | 7.6 | 76.9 |
| Income from participations | 1.3 | – | – | – | 1.3 |
| Dividends received | (1.5) | – | – | – | (1.5) |
| Movements due to acquisitions | (3.3) | – | 0.4 | – | (2.9) |
| Additions | – | 4.4 | 26.1 | 0.8 | 31.3 |
| Release | – | – | (3.0) | – | (3.0) |
| Divestments | – | – | – | (1.8) | (1.8) |
| Translation adjustments | 0.1 | (0.4) | (8.3) | (0.7) | (9.3) |
| Other movements | – | – | 0.7 | 0.2 | 0.9 |
| Net book value at year end | **3.8** | **4.7** | **77.3** | **6.1** | **91.9** |

The deferred tax liabilities and deferred tax receivables comprise:

| | 2003 | 2002 |
|---|---|---|
| Tax deductible goodwill | **30.6** | 46.1 |
| Depreciation differences on property, plant and equipment | **(11.0)** | (13.3) |
| Provisions | **7.1** | 11.2 |
| Loss carry-forward | **28.6** | 12.0 |
| Other tax differences | **17.8** | 2.9 |
| | **73.1** | 58.9 |
| | | |
| Classified as deferred tax receivables | **77.3** | 61.4 |
| Classified as deferred tax liabilities | **4.2** | 2.5 |

Other long-term receivables relate mainly to loans.

Deferred tax receivables in respect of US Federal Tax and State Tax amounting to 59.6, includes 13.5 tax loss carry-forward and 28.1 tax receivable goodwill. The deferred tax receivable on loss carry-forward arose in 2003 due to the fact that cumulative tax losses in the US exceeded the amounts available for carry-back to prior years. Utilization of these deferred tax receivables is dependent on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences. Based on a five-year projection of estimated US taxable income and available tax planning opportunities, management believes it is probable that sufficient future taxable profits will be available to allow full recovery of these deferred tax receivables. Potential tax benefits in respect of tax loss carry-forwards of 15.6 (2002: 6.7) have not been recognized.

## Current assets

### 9. Inventories

| | 2003 | 2002 |
|---|---|---|
| Trade inventories, finished products | **261.1** | 308.5 |
| Raw materials and supplies | **16.6** | 21.9 |
| Semi-finished products | **2.6** | 0.8 |
| Prepayments on inventories | **0.6** | 2.0 |
| | **280.9** | 333.2 |

# Notes to the consolidated balance sheet as of December 31 (continued)
in millions euro

## 10. Accounts receivable and prepayments

| | 2003 | 2002 |
|---|---|---|
| Trade receivables | **261.3** | 277.1 |
| Tax and social security receivables | **46.2** | 20.7 |
| Other accounts receivable and prepayments | **20.1** | 44.7 |
| | **327.6** | 342.5 |

## 11. Cash

| | 2003 | 2002 |
|---|---|---|
| Deposit | **–** | 20.0 |
| Banks and cash | **38.1** | 35.8 |
| | **38.1** | 55.8 |

Highly liquid short-term deposits are defined as cash. These are recorded at nominal value.

## 12. Shareholders' equity

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year | **630.9** | 586.1 |
| Changes in accounting principles | **–** | 22.7 |
| Net result | **(33.2)** | 101.4 |
| Translation adjustments | **(27.3)** | (33.4) |
| Goodwill on acquisitions before 2001 | **(3.2)** | (1.6) |
| Purchase of own shares | **(31.8)** | (3.3) |
| Dividend | **(40.7)** | (40.8) |
| Other | **–** | (0.2) |
| Balance at year end | **494.7** | 630.9 |

The changes in accounting principles consist of 31.2 final dividend 2001 less credit on sales of 8.5 as set out on page 30.

For further information see notes to the unconsolidated financial statements of the company.

## 13. Provisions

| | 2003 | 2002 |
|---|---|---|
| Deferred tax liabilities | **4.2** | 2.5 |
| Pensions | **5.1** | 6.8 |
| Early retirement | **2.3** | 0.7 |
| Restructuring | **16.8** | 27.1 |
| Contract risks | **4.4** | 12.0 |
| Other personnel provisions | **11.7** | 4.1 |
| Other provisions | **9.9** | 7.8 |
| | **54.4** | 61.0 |

13. Provisions (continued)

Movements in the provisions during 2003 were as follows:

| | Deferred tax | Pensions | Early retirement | Restructuring | Contract risks | Other personnel provisions | Other provisions |
|---|---|---|---|---|---|---|---|
| Balance at beginning of year | 2.5 | 6.8 | 0.7 | 27.1 | 12.0 | 4.1 | 7.8 |
| Additions charged against income | 0.6 | 0.3 | 1.7 | 11.4 | – | 18.6 | 3.2 |
| Expenses during the year | – | (2.0) | (0.1) | (9.4) | (0.9) | (9.5) | (1.0) |
| Acquisitions/divestments | – | – | – | – | – | – | 1.3 |
| Release of prior year provisions | 1.1 | (0.6) | – | (8.7) | (7.1) | – | (0.7) |
| Reclasses | – | 0.6 | – | (0.9) | 0.4 | – | (1.0) |
| Translation adjustments | – | – | – | (2.7) | – | (1.5) | 0.3 |
| Balance at year end | **4.2** | **5.1** | **2.3** | **16.8** | **4.4** | **11.7** | **9.9** |

Provisions with a term shorter than 1 year are 29.1 and longer than 5 years 2.6.

Provisions for deferred taxes, pension and early retirement commitments are primarily of a long-term nature.

The provisions for pensions and early retirement relate to obligations not vested in or by the company's pension funds or industry pension funds. All other pension commitments are covered by the company's pension funds or industry pension funds.

Restructuring provisions are mainly of a short-term nature.

Contract provisions are mainly for obligations related to acquisitions and divestments and are for 0.3 of a long-term nature.

Half of the provision for other personnel provisions is of a short-term nature.

14. Long-term liabilities

The composition of the long-term liabilities and their maturity is as follows:

| | Amount outstanding | | Maturing after five years | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Amounts owed to credit institutions | | | | |
| • Fixed interest rates | **–** | 0.1 | **–** | – |
| • Floating interest rates | **4.2** | – | **–** | – |
| Liabilities relating to capital lease | | | | |
| • Fixed interest rates | **17.0** | 15.9 | **3.0** | – |
| • Floating interest rates | **1.7** | 2.1 | **0.6** | 0.8 |
| Other interest-bearing liabilities | | | | |
| • Fixed interest rates | **2.1** | 131.4 | **–** | – |
| • Floating interest rates | **1.0** | 6.2 | **–** | – |
| | **26.0** | 155.7 | **3.6** | 0.8 |

Payments due in 2004 are included in current liabilities.

The weighted average maturity of loans outstanding as of December 31, 2003, is 1.6 years (2002: 2.3 years) and the average interest rate is 7.6% (2002: 7.8%).

15. Current portion of long-term liabilities

Consists mainly of a private placement of USD 136.0 (EUR 108.1) with an interest rate of 7.9%. This private placement was repaid on July 28, 2004.

in millions euro

### 16. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of amounts due within one year and are specified as follows:

| | 2003 | 2002 |
|---|---|---|
| Pensions payable | **6.4** | 3.5 |
| Insurance premiums | **11.0** | 6.4 |
| Holiday and vacation pay | **6.1** | 5.6 |
| Customer incentives | **39.3** | 32.0 |
| Payroll accruals | **12.1** | 13.2 |
| Deferred gain on 2003 interest swap | **13.0** | – |
| Interest accrual | **1.1** | 1.1 |
| Accrued freight charges | **2.7** | 1.8 |
| Management incentives | **1.5** | 1.8 |
| Other accrued expenses and other liabilities | **35.5** | 67.0 |
| | **128.7** | 132.4 |

### Financial instruments

Summarized below is additional information about the primary financial instruments and derivatives that are used to manage foreign exchange and interest rate risks.

Foreign exchange risk
Foreign exchange instruments are used to limit currency exposure. Apart from covering existing foreign exchange positions, foreign exchange instruments are also used to hedge future positions that are likely to materialize, e.g. the purchase of raw materials and the sale of products in export markets, but also certain anticipated incidental transactions. These foreign exchange exposures are covered through currency options and forward contracts.

At year end 2003 the outstanding amounts on foreign currency purchase and sell contracts related to operational activities were 10.0 (2002: 1.0) and 26.1 (2002: 14.8) respectively. The purchase and sell contracts relate mainly for USD 15.0 (2002: 0), CAD 7.4 (2002: 0), GBP 6.9 (2002: GBP 9.5) and CHF 6.4 (2002: CHF 3.6). At the end of 2003, the market value of the forward contracts represents an unrealized gain of 0.8 (2002: 0.4). At the end of 2003, no currency options were outstanding (2002: 1.2).

The translation exposure relating to the net investment in foreign group companies and the related long-term group financing is not hedged.

Interest rate risk
The company policy is to finance the fixed assets and a part of the current assets with equity and long-term fixed rate debt. The remainder of current assets would then be financed by short-term debt such as short-term borrowings with floating interest rates. In order to manage the interest risk rates the company has the possibility to enter into Interest Rate Swap (IRS) contracts and Forward Rate Agreements (FRAs).

Other accrued expenses and other liabilities include the deferred gain of 13.0 in respect of a terminated USD interest rate swap (IRS). The IRS was entered to hedge the interest rate risk in respect of the anticipated refinancing of the USD private placement maturing in December 2004. It was settled in August 2003.

Credit risk
The credit risk related to operational activities consists of the loss that would occur if counterparties do not honor their contractual obligations. The company's activities involve the distribution, marketing and production of food products primarily in partnership with retail customers. As a consequence, a concentration of credit risk exists in the supermarket channel.

With regard to financial transactions, it is the company's policy to trade only with reliable and solid financial institutions, which reduces the risk of counter parties being unable to meet their contractual obligations. The maximum credit risk as at December 31, 2003, for on-balance sheet instruments is equal to the book value.

The maximum credit risk at December 31, 2003, for off-balance sheet instruments is minimal.

Fair value of financial assets and liabilities

There are no important variances between the fair value of financial assets and liabilities apart from the balance sheet item below:

| | Fair value | | Carrying amount | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Long-term liabilities | **27.7** | 173.3 | **26.0** | 155.7 |
| Current portion of long-term liabilities | **123.0** | 3.5 | **115.0** | 3.5 |

The fair value is calculated on the basis of the net present value of the expected future cash flows relating to these, discounting against a percentage between 1.3% for short-term and 4.7% for long-term liabilities.

Contingent liabilities and commitments not included in the balance sheet

With regard to the acquisition of the remaining shares of Natudis Holding bv (29.35%) the current shareholder has the right to sell all his shares in the company to Wessanen as from January 1, 2004, until January 1, 2008, for a price in line with the price paid for the two previous tranches plus accrued interest.

Total long-term rental and lease commitments amount to 102.7 (2002: 137.8) of which 25.8 is payable in 2004 and 19.6 after 2008. The net present value of the future rental and lease payments is 92.7 (2002: 116.5) calculated at market interest rates.

The sale and purchase agreement with Fromageries Bel in respect of our former Leerdammer companies (sold December 2002) stipulates certain representations and warranties by seller to buyer. No other guarantees were issued with respect to non-consolidated participations or other external parties.

Wessanen is subject to certain other loss contingencies arising from claims by various parties. While it is not feasible to predict the outcome of such claims and possible litigation, management believes that any reasonable possible loss related to such matters, in excess of the provisions made, would have no material adverse effect on the financial statements as at December 31, 2003. Wessanen has outstanding letters of credit to third parties amounting to 18.8.

Commitments to purchase property, plant and equipment as of December 31, 2003 amounted to 0.1 (2002: 0.1).

Wessanen has purchase commitments with vendors in the ordinary course of business at market related terms.

## Income statement of the company

Before appropriation of 2003 net result, in millions euro

| | 2003 | 2002* |
|---|---|---|
| Results from participations | **(32.4)** | 106.7 |
| Other income and expenses | **(0.8)** | (5.3) |
| Net result after taxes | **(33.2)** | 101.4 |

## Balance sheet of the company as of December 31

in millions euro

| | Note | 2003 | 2002* |
|---|---|---|---|
| Financial fixed assets | 1 | **572.0** | 634.9 |
| Current assets | 2 | **18.6** | 25.4 |
| | | **590.6** | 660.3 |
| Share capital | 3 | **72.6** | 72.6 |
| Paid-in surplus | 4 | **99.7** | 99.7 |
| Translation adjustments reserve | 5 | **(7.3)** | 34.6 |
| Legal reserve | 6 | **1.3** | 2.4 |
| General reserve | 7 | **361.6** | 320.2 |
| Net result | 8 | **(33.2)** | 101.4 |
| Shareholders' equity | | **494.7** | 630.9 |
| Current liabilities | 9 | **95.9** | 29.4 |
| | | **590.6** | 660.3 |

* Adjusted for comparison purposes due to changes in accounting policies, see page 30

# Notes to the balance sheet of the company as of December 31

in millions euro, unless stated otherwise

The accounting principles on pages 30 and 31 and the consolidated financial statements on pages 32 to 48 form an integral part of these notes.

### 1. Financial fixed assets (investments in group companies)

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year | **634.9** | 735.4 |
| Change in accounting principles | **–** | (8.5) |
| Net result | **(32.4)** | 106.7 |
| Goodwill on acquisitions before 2001 | **(3.2)** | (1.6) |
| Translation adjustments | **(27.3)** | (33.4) |
| Dividend | **–** | (167.0) |
| Other movements | **–** | 3.3 |
| Balance at year end | **572.0** | 634.9 |

Investments in group companies are stated at net asset value, which is determined on the basis of the company's accounting principles as described on pages 30 and 31.

### 2. Current assets

| | 2003 | 2002 |
|---|---|---|
| Receivables from group companies | **6.0** | 7.4 |
| Tax receivable | **12.0** | 16.6 |
| Other receivables | **0.6** | 1.4 |
| | **18.6** | 25.4 |

### 3. Share capital

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year/year end | **72.6** | 72.6 |

The number of EUR 1.00 par value common shares issued and outstanding on December 31, 2003, amounted to 72,588,501 (2002: 72,588,501). The members of the Executive Board and the Supervisory Board do not own any common shares or depositary receipts in the company.

### 4. Paid-in capital

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year/year end | **99.7** | 99.7 |

All of the paid-in capital is distributable.

### 5. Translation adjustments reserve

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year | **34.6** | 68.0 |
| Realized on divestments | **(14.6)** | – |
| Movements in current year | **(27.3)** | (33.4) |
| Balance at year end | **(7.3)** | 34.6 |

Exchange rate differences arising from the translation of the financial statements of foreign group companies and related foreign currency borrowings are recorded as a separate component of shareholders' equity.

### 6. Legal reserve

| | 2003 | 2002 |
|---|---|---|
| Balance at beginning of year | **2.4** | 6.0 |
| Released on divestments | **–** | (3.6) |
| Transfer to the general reserve | **(1.1)** | – |
| Balance at year end | **1.3** | 2.4 |

in millions euro, unless stated otherwise

7. General reserve

| | **2003** | 2002 |
|---|---|---|
| Balance at beginning of year | **320.2** | 339.6 |
| Change in accounting principles | **–** | (216.3) |
| Net result after appropriation 2002 | **101.4** | 239.0 |
| Goodwill on acquisitions before 2001 | **(3.2)** | (1.6) |
| Purchase of own shares net | **(31.8)** | (3.3) |
| Dividend | **(40.7)** | (40.8) |
| Realized exchange difference on divestments | **14.6** | 3.6 |
| Transfer from the legal reserve | **1.1** | – |
| Balance at year end | **361.6** | 320.2 |

The change in accounting principles consists of 31.2 final dividend 2001 less credits on sales of 8.5 as set out on page 30.

8. Net result

| | **2003** | 2002 |
|---|---|---|
| Balance at beginning of year | **101.4** | – |
| Change in accounting policy | **–** | 239.0 |
| Net result 2002/2001 after appropriation to general reserve | **(101.4)** | (239.0) |
| Net result 2003/2002, respectively | **(33.2)** | 101.4 |
| Balance at year end | **(33.2)** | 101.4 |

Stock option plan
The company has a stock option plan, whereby each option represents one share. The plan has been set up to increase the employees' commitment to the company.

Options have been granted to nearly 400 employees (2002: over 400 employees) at the market price prevailing at the time the options were granted. The director and employee options are exercisable after three years and lapse after eight years or upon earlier departure of the employee.

The options granted until 2001 were directly exercisable and lapse after five years or upon earlier departure of the employee.

Wessanen Code of Conduct
The participants to the stock option plan are bound by regulations in order to prevent the abuse of insider information.

Purchase of own shares
To prevent dilution of earnings per share due to the exercise of stock options, 65,325 shares were purchased in 2003 for 0.4. The purchase costs were deducted from other reserves.

In December 2003, another 3,500,000 shares were purchased as a short-term investment. Paid for these own shares is 31.4 with an average price per share of EUR 8.97. The nominal value of these shares is 3.5.

### Personnel options

As of 2003 year end the following number of options were outstanding:

| | Balance year end 2002 | Issued in 2003 | Exercised | Expired | **Balance year end 2003** | Exercise price (in EUR) | To be exercised before |
|---|---|---|---|---|---|---|---|
| **Executive Board*** | | | | | | | |
| **(incl. former members)** | 542,500 | 412,689 | – | 147,500 | **807,689** | | |
| **Other employees** | | | | | | | |
| March 1998 | 366,375 | – | – | 366,375 | – | 15.11 | |
| August 1999 | 205,160 | – | – | 28,650 | **176,510** | 11.90 | August 2004 |
| April 2000 | 272,730 | – | – | 42,150 | **230,580** | 10.00 | April 2005 |
| April 2001 | 433,675 | – | – | 90,575 | **343,100** | 12.75 | April 2006 |
| May 2001 | 47,775 | – | – | 4,250 | **43,525** | 14.05 | May 2006 |
| April 2002 | 515,675 | – | – | 74,070 | **441,605** | 9.25 | April 2010 |
| April 2003 | – | 477,100 | – | 20,350 | **456,750** | 5.20 | April 2011 |
| August 2003 | – | 1,500 | – | – | **1,500** | 6.30 | August 2011 |
| December 2003 | – | 78,750 | – | – | **78,750** | 9.40 | December 2011 |
| | 1,841,390 | 557,350 | – | 626,420 | **1,772,320** | | |
| Total | 2,383,890 | 970.039 | – | 773,920 | **2,580,009** | | |

If all stock options are exercised, shareholders' equity will increase by 23.5 (2002: 28.2).

* Breakdown on page 41

The movements of purchased own shares are:

| | Shares |
|---|---|
| Balance at beginning of year | 2,401,170 |
| Balance of purchased and sold shares | 3,565,325 |
| Balance at year end | **5,966,495** |

### 9. Current liabilities

| | **2003** | 2002 |
|---|---|---|
| Liabilities to group companies | **95.5** | 28.5 |
| Other liabilities | **0.4** | 0.9 |
| | **95.9** | 29.4 |

Current liabilities are due within one year.

## Notes to the balance sheet of the company as of December 31 (continued)

in millions euro, unless stated otherwise

### Contingent liabilities and commitments not included in the balance sheet

In the ordinary course of the business the company is involved in a number of claims. Provisions have been recorded for cases where it is expected that an adverse outcome should occur.

The company has assumed liability for debts of group companies, up to a total of 149.4 (2002: 163.0). The related guaranteed debts are included in the consolidated balance sheet for an amount of 149.4 (2002: 163.0).

The company is part of the fiscal unity of Royal Wessanen nv. Based on this, the company is liable for the tax liability of the fiscal unity in the Netherlands as a whole.

The company has also assumed liability for the Dutch group companies of which the financial statements have been included in the consolidated financial statements, as provided for in Article 403, sub 1, Title 9, Book 2 of the Dutch Civil Code. This implies that these group companies are not required to prepare their financial statements in every respect in accordance with Title 9 of Book 2 or to publish these.

Amstelveen, August 27, 2004

Supervisory Board
K.J. Storm, Chairman
H. Wiegel, Vice-Chairman
J.A.N. van Dijk
F.H.J. Koffrie

Executive Board
A.H.A. Veenhof, President and CEO
N.J.M. Kramer, CFO
A.C. Covington
N.R. Onkenhout

# Additional information

Contents

# Auditors' report

Introduction

We have audited the financial statements of Royal Wessanen nv, Amstelveen, for the year 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require us that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2003, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Amstelveen, August 27, 2004

KPMG Accountants N.V.

# Dividend 2003
in millions euro, unless stated otherwise

The net result for 2003 amounted to EUR 33.2 negative.

When a loss is incurred, the Articles of Association allow for the payment of a dividend charged to the distributable part of the shareholders' equity. Article 31, Clause 5, reads as follows.

'If losses are sustained in any year, no dividend shall be paid for that year. Similarly, no dividend shall be paid in subsequent years until the loss has been defrayed out of the income (sub 5). The general meeting of shareholders may, however, resolve on a motion of the Executive Board which has received the approval of the Supervisory Board to defray any such loss out of the distributable part of the shareholders' equity or also to distribute a dividend charged to the distributable part of the shareholders' equity.'

On the basis of this article, the General Meeting of Shareholders held on March 31, 2004, has approved the proposal to pay out an amount of EUR 40.3 million from the distributable parts of the shareholders' equity to the holders of shares, or an amount of EUR 0.58 per share. Taking into account the interim dividend of EUR 0.15 per share paid out in September 2003, the total distribution paid out on April 14, 2004, amounted to EUR 0.43 per share. This completes the pay out to shareholders over 2003.

This pay-out level is in line with previous years and in accordance with our dividend policy. It will be proposed to the Annual General Meeting of Shareholders to charge the 2003 loss against the distributable part of the shareholders' equity.

Amstelveen, August 27, 2004

Executive Board

## Subsequent events

In the context of Project Phoenix, Wessanen announced its intention to close Dailycer's Telford factory in the UK at the end of October 2004. The related restructuring costs amounting to EUR 15.0 million will be charged to the 2004 profit and loss account.

On February 19, 2004, after the release of the preliminary 2003 results, Wessanen sold, through Rabobank and Fortis Bank, 2.9 million of its own shares, amounting to a total of 28. These shares were bought in December 2003. The positive result of EUR 2.3 million was credited to equity.

In August 2003, Wessanen settled a SWAP on a USD interest rate risk hedging contract, resulting in a gain of EUR 13 million. This contract was entered in May 2003 anticipating the renewal of the existing US private placement expiring in December of 2004. In line with the accounting rules applicable for special hedges, this gain remained deferred on the balance sheet as of December 31, 2003. Following an attractive offer in April 2004 for a three-year EUR 250 million facility made by Rabobank and Fortis Bank, Wessanen decided to repay the private placement before its expiration date, rather than renew the USD private placement in December 2004. This made the special hedge accounting treatment superfluous; the gain will be released to the profit and loss account in 2004.

The loan agreement with Rabobank and Fortis Bank was signed on June 28, 2004 and the USD private placement was repaid on August 1, 2004.

Amstelveen, August 27, 2004

Executive Board

## Special rights conferred by the Articles of Association in matters of control and the appropriation of net income

### Preferred stock

The remit of Stichting Preferente Aandelen Koninklijke Wessanen shall be to safeguard the interests of Koninklijke Wessanen nv, public limited company with its headquarters in Amsterdam, hereinafter referred to as 'the Company', the enterprise associated therewith and all concerned, whereby it shall resist as far as possible any influences which might prejudice, amongst others, the continuity, independence or the identity in a manner that is contrary to the said interests. The Trust shall perform its remit by acquiring preference and other shares in Koninklijke Wessanen nv and by exercising the rights attached thereto. The transfer, encumbrance or disposal of shares in any other manner fall outside this remit, with the exception of transfer to the Company itself or to a group designated by and associated with the Company, and cooperation in the repayment on and withdrawal of shares.

Two agreements have been reached with the Trust on the issue of preferred stock. As at the balance sheet date, no preferred stock had been issued.

The Trust Board has five members, three 'A' members and two 'B' members. The 'A' members are appointed by the Trust Board; the 'B' members are appointed by the Supervisory Board of the Company. The 'A' members are Messrs N.J. Westdijk, J.M.M. Maeijer and P. Bouw. The 'B' members is Mr. K.J. Storm. In 2003, Mr A.M. Zondervan resigned as 'B' member.

The Company and the Trust Board are agreed that the Trust is independent of the company as contemplated by Annex X of the Trust Regulations of Euronext Amsterdam N.V., Amsterdam.

### Abolition of preference shares

Partly in the light of recent developments in the field of corporate governance, the role of the preference share arrangements has been reassessed. As a result of this, it has been decided to abolish the right to issue protective preference shares and to amend the Articles of Association of Royal Wessanen nv accordingly. The Stichting Preferente Aandelen Koninklijke Wessanen has been wound up in accordance with the applicable laws and statutes.

Amsterdam, March 31, 2004

Koninklijke Wessanen nv
Stichting Preferente Aandelen Koninklijke Wessanen

# Shareholders' information

Shares of Koninklijke Wessanen nv with a nominal value of EUR 1.00 are quoted on the Amsterdam stock exchange. Sponsored ADRs are traded in the US.

| Key dates | |
|---|---|
| October 1, 2004 | Annual General Meeting of Shareholders |
| November 12, 2004 | Publication of the results for the third quarter 2004 |
| March 8, 2005 | Publication of the annual results 2004 |
| April 27, 2005 | Annual General Meeting of Shareholders |
| May 11, 2005 | Publication of the first quarter 2005 results |
| August 31, 2005 | Publication of the second quarter and half-year 2005 results |
| November 9, 2005 | Publication of the third quarter 2005 results |

In 2004, meetings will be organized for analysts and investors in the Netherlands and abroad.

Earnings per share and the development of the share price

Earnings from ordinary activities before exceptional items and amortization of goodwill and the dividend per share developed as follows:

| in euro | Net income[1] | Dividend | Highest share price | Lowest share price | Year end share price |
|---|---|---|---|---|---|
| 2003 | 0.14 | 0.58 | 10.05 | 4.30 | 9.39 |
| 2002 | 0.51 | 0.58 | 10.30 | 6.20 | 6.60 |
| 2001 | 0.94 | 0.58 | 14.77 | 7.76 | 10.00 |
| 2000 | 1.16 | 0.58 | 15.00 | 9.20 | 13.15 |

1 Before exceptional and extraordinary items, before goodwill amortization

The average volume traded over all trading days in 2003 was 232.712.

Act on the Disclosure of Influence over Listed Companies

In accordance with the Act on the Disclosure of Influence over Listed Companies (1991) the company received a report from Smoorenburg bv in 2003. The report concerned a capital interest of 5%. A capital interest of more than 5% is also held by Commercial Union Assurance PLC.

Investor Relations

André van der Toorn, Head Investor Relations
Phone: +31 (0)20 547 94 14
Fax: +31 (0)20 640 70 66
E-mail: investor.relations@wessanen-hq.com

# Financial summary 1994 – 2003
## Condensed consolidated income statement
in millions euro, unless stated otherwise (adjusted for comparison purposes)

| | **2003** | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net sales** | **2,431.8** | 2,829.6 | 3,967.9 | 3,933.8 | 3,016.0 | 2,620.1 | 2,534.7 | 2,130.4 | 2,098.9 | 2,242.6 |
| **EBITAE** | **9.9** | 62.2 | 124.6 | 153.8 | 120.5 | 96.1 | 141.3 | 119.1 | 130.9 | 149.6 |
| Amortization of goodwill | **(11.3)** | (9.2) | (4.3) | – | – | – | – | – | – | – |
| **Operating result before exceptional items** | **(1.4)** | 53.0 | 120.3 | 153.8 | 120.5 | 96.1 | 141.3 | 119.1 | 130.9 | 149.6 |
| Exceptional items | **(68.9)** | 72.0 | 191.6 | – | – | 57.9 | – | (14.1) | (3.9) | – |
| **Operating result** | **(70.3)** | 125.0 | 311.9 | 153.8 | 120.5 | 154.0 | 141.3 | 105.0 | 127.0 | 149.6 |
| Financial income and expenses, net | **(4.7)** | (16.0) | (32.5) | (38.5) | (20.1) | (24.5) | (22.2) | (15.2) | (18.9) | (8.5) |
| **Result before taxes** | **(75.0)** | 109.0 | 279.4 | 115.3 | 100.4 | 129.5 | 119.1 | 89.8 | 108.1 | 141.1 |
| Taxes | **41.8** | (8.0) | (52.5) | (40.2) | (39.0) | (17.4) | (43.9) | (29.6) | (31.1) | (42.6) |
| Income from participations and minority interests | **–** | 0.4 | 12.1 | 23.1 | 20.2 | 27.2 | 16.9 | 14.4 | 16.3 | 16.8 |
| **Net result** | **(33.2)** | 101.4 | 239.0 | 98.2 | 81.6 | 139.3 | 92.1 | 74.6 | 93.3 | 115.3 |
| *Net result before amortization of goodwill and before exceptional items* | ***9.7*** | *35.8* | *78.5* | *98.2* | *81.6* | *70.2* | *92.1* | *83.6* | *92.1* | *115.3* |

Note: In the years before 2002 the change in accounting principles with respect to credit on sales (see page 30) is not included.

## Condensed consolidated balance sheet

in millions euro, unless stated otherwise (adjusted for comparison purposes)

| | **2003** | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 |
|---|---|---|---|---|---|---|---|---|---|---|
| Current assets | **608.5** | 675.7 | 821.7 | 1,007.7 | 813.0 | 548.8 | 739.2 | 597.2 | 516.3 | 562.3 |
| Current liabilities[1] | **310.0** | 338.6 | 417.9 | 614.6 | 396.9 | 262.7 | 339.9 | 268.5 | 258.1 | 288.8 |
| **Working capital** | **298.5** | 337.1 | 403.8 | 393.1 | 416.1 | 286.1 | 399.3 | 328.7 | 258.2 | 273.5 |
| Fixed assets | **434.6** | 462.3 | 523.8 | 734.0 | 661.2 | 535.9 | 537.6 | 528.8 | 512.8 | 528.1 |
| **Capital employed** | **733.1** | 799.4 | 927.6 | 1,127.1 | 1,077.3 | 822.0 | 936.9 | 857.5 | 771.0 | 801.6 |
| Financed by: | | | | | | | | | | |
| **Group equity** | **502.3** | 634.4 | 620.6 | 514.2 | 600.1 | 621.0 | 569.2 | 562.0 | 527.9 | 545.9 |
| **Provisions** | **54.4** | 61.0 | 55.2 | 37.8 | 39.3 | 52.5 | 55.6 | 60.0 | 74.3 | 73.1 |
| **Long-term liabilities** | **26.0** | 155.7 | 180.7 | 192.0 | 253.9 | 145.9 | 115.8 | 101.7 | 87.8 | 125.7 |
| **Short-term finance**[2] | **150.4** | (51.7) | 71.1 | 383.1 | 184.0 | 2.6 | 196.3 | 133.8 | 81.0 | 56.9 |
| | **733.1** | 799.4 | 927.6 | 1,127.1 | 1,077.3 | 822.0 | 936.9 | 857.5 | 771.0 | 801.6 |
| **Shareholders' equity** as a percentage of total assets | **45.8%** | 52.8% | 44.5 % | 29.2% | 40.2% | 57.5% | 43.7% | 49.2% | 50.9% | 48.9% |
| **Net result before exceptional items and amortization of goodwill** as a percentage of average shareholders' equity | **1.7%** | 6.7% | 11.2 % | 16.2% | 11.9% | 10.9% | 15.6% | 14.1% | 17.0% | 19.0% |
| per share (in euro) | **0.14** | 0.51 | 0.94 | 1.16 | 0.95 | 0.82 | 1.08 | 1.01 | 1.13 | 1.44 |

Note: In the years before 2002 the change in accounting principles with respect to credit on sales (see page 30) is not included.

1 Excluding short-term finance

2 2003 including private placement of 108.1

# Addresses

## The Netherlands

Royal Wessanen nv
Corporate Head Office
Prof EM Meijerslaan 2
1183 AV Amstelveen
P.O. Box 410
1180 AK Amstelveen
Phone: +31 (0)20 547 95 47
Fax: +31 (0)20 547 95 01
E-mail: info@wessanen-hq.com
Internet: www.wessanen.com

Beckers BV
Jules Verneweg 84
5015 BM Tilburg
Phone: +31 (0)13 583 52 00
Fax: +31 (0)13 583 52 99
E-mail: info@beckers-nl.com
Internet: www.beckers.nl

Boas BV
Stephensonstraat 40
2723 RN Zoetermeer
Phone: +31 (0)79 344 26 00
Fax: +31 (0)79 331 01 61
E-mail: info@boas.nl
Internet: www.boas.nl

Delicia BV
Zevenheuvelenweg 53-55
5048 AN Tilburg
Phone: +31 (0)13 462 55 25
Fax: +31 (0)13 463 08 05
E-mail: info@delicia-nl.com
Internet: www.delicia.nl

Natudis BV
Daltonstraat 38
3846 BX Harderwijk
Phone: +31 (0)341 46 42 11
Fax: +31 (0)341 42 57 04
E-mail: info@natudis.nl
Internet: www.natudis.nl

## Brazil

Wessanen do Brasil Ltda
Estrada do Taboão km 03
CEP 08772-010 Mogi das
Cruzes/SP
Phone: + 55 (0)11 47 27 78 55
Fax: + 55 (0)11 47 27 78 90
E-mail:
factory@wessanen.com.br
Internet: www.wessanen.com.br

## Germany

Allos Walter Lang GmbH
Zum Streek 5
49457 Mariendrebber
Phone: +49 (0) 5445 989 90
Fax: + 49 (0) 5445 989 91 14
E-mail: info@allos.de
Internet: www.allos.de

Gelderland Frischwaren GmbH
Rotterdamer Strasse 8
46446 Emmerich/Rhein
Phone: +49 (0)2822 60 30
Fax: + 49 (0)2822 603 89
E-mail: post@gelderland.de
Internet: www.gelderland.de

Tartex + Dr. Ritter GmbH
Hans-Bunte-Strasse 8a
79108 Freiburg
Phone: + 49 (0)761 51 57 - 0
Fax: +49 (0)761 51 57 - 157
E-mail: info@tartex.de
Internet: www.tartex.com

## France

Dailycer S.A.S.
Z. I. de la Roseraie
80500 Montdidier
France
Phone: + 33 (0)3 22 78 77 00
Fax: + 33 (0)3 22 78 32 30
E-mail: info@dailycer-fr.com
Internet: www.dailycer.com

Distriborg Groupe SA
217, Chemin du Grand Revoyet
69561 Saint Genis Laval Cedex
Phone: +33 (0)4 72 67 10 20
Fax: +33 (0)4 72 67 10 57
E-mail: info@distriborg.com
Internet: www.distriborg.com

## United Kingdom

Kallo Foods Ltd.
Coopers Place
Combe Lane, Wormley
Godalming, Surrey GU8 5SZ
Phone: +44 (0)1428 68 51 00
Fax: +44 (0)1428 68 58 00
E-mail:
marketing@kallofoods.com
Internet: www.kallofoods.com

Tree of Life UK Ltd.
Coaldale Road
Lymedale Business Park
Newcastle under Lyme
Staffordshire ST5 9QX
Phone: +44 (0)1782 56 71 00
Fax: +44 (0)1782 56 71 99
E-mail: health@tol-europe.com
Internet: www.treeoflifeuk.com

## United States of America

Tree of Life, Inc.
Corporate Offices
405 Golfway West Drive
St. Augustine, FL 32095 -8839
Phone: +1 904 940 21 00
Fax: +1 904 940 25 53
E-mail: mailbox@treeoflife.com
Internet: www.treeoflife.com

American Beverage Corporation
One Daily Way
Verona, PA 15147
Phone: +1 412 828 90 20
Fax: +1 412 828 91 95
E-mail: info@ambev.com
Internet: www.ambev.com &
www.thepartymix.com

Liberty Richter
400 Lyster Avenue
Saddle Brook, New Jersey 07663
Phone: + 1 201 843 89 00
Fax: + 1 201 368 35 75
E-mail: infolr@libertyrichter.com
Internet: www.libertyrichter.com

**Audit Committee**
Committee of the Supervisory Board that assesses the financial reporting, the internal control system for financial risks, the auditing process and the corporate processes for monitoring adherence to the law and regulations.

**Authenticity**
Product authenticity refers to the purity and genuineness of a product's origins, its ingredients and the methods used in growing and manufacturing these ingredients.

**Balanced Scorecard**
This is a method for corporate performance measurement. Key Performance Indicators (KPIs) are presented and split into 4 perspectives:
- Organization (development and vitality of the company)
- Internal Processes (efficiency and innovation)
- Customers (progress and development of sales and customer relations)
- Financial (the results of the processes)

**CFG**
Convenience Food Group, Wessanen's European group specializing in easy-to-prepare frozen snacks and meal components.

The group was dissolved in January 2004.

**Corporate governance**
Corporate governance is the system by which business corporations are directed and controlled.

**Cross-selling**
Selling of successful product concepts in a new market.

**Cross-sourcing**
Buying of similar products from one supplier in multiple countries.

**Currency options**
A contract under which the buyer acquires the right to buy or sell the foreign currency at a fixed price before a specified date.

**EBIT**
Earnings before interest and tax.

**EBITAE**
Operating result before amortization of goodwill and before exceptional items.

**EBITDAE**
EBITAE before depreciation of fixed assets.

**EBITDAE-interest ratio**
EBITDAE divided by interest paid.

**Economic premium**
The income that is left after the required return for shareholders and the banks have been deducted from the EBITAE.

**ERP system**
Enterprise Resource Planning. Software which supports the business by processing the information regarding supply chain and financials.

**Exceptional items**
Items of income and expenses within profit and loss from ordinary activities of such size, nature or incidence that their disclosure is relevant to explain the performance of the company for the period.

**Forward currency contracts**
Purchase or sale of foreign currency at an exchange rate established now but with payment and delivery (settlement) at a specified future date.

**Forward interest rate contracts**
Borrowing or lending of a deposit at a predetermined rate and for a predetermined period, established now, but with payment and settlement at a specified future date.

**Goodwill**
Goodwill paid when a company is acquired.

**Health food**
Umbrella term for authentic natural, organic or nutritionally enhanced food products.

**Interest rate options**
A contract under which the buyer acquires the right to buy or sell the underlying bond or deposit at a fixed price before a specified date.

**Premium Taste food**
Umbrella term for superior quality specialty, gourmet, and ethnic food products.

**ROI**
Return on Investment (before exceptional items). A measure of a corporation's profitability, equal to the annual income divided by common stock and preferred stock equity plus long-term debt.

**ROIC**
Return on Invested Capital (before exceptional items). The return on the total capital employed, including all goodwill payments in the past.

**Run-rate**
Rate of savings recalculated at a total annual base.

**Solvency ratio**
Equity divided by total assets.

**Supernaturals**
National chains in the USA consisting of large professional stores specializing in natural and organic food.

**Supply chain**
The full cycle followed by a product from the base (raw material) to the consumer.

**Synergies**
Partnerships between the various Wessanen companies that create added value for the organization.

**TOL Europe**
Tree of Life Europe, Wessanen's European group, which focuses on healthy, natural food and specialties.

The group was dissolved in January 2004.

**TOL NA**
Tree of Life North America, Wessanen's largest group, which focuses on healthy, natural food and specialties.

**Treasury stock**
Shares in the company's portfolio that are used for stock option purposes.

**Value Based Management**
A system which offers Wessanen's management three strategic instruments so that they can respond swiftly to technological and social change, namely:
- A detailed system for strategic planning, which supports the formulation of concrete action-driven plans.
- A program that guarantees that capital is allocated to projects that deliver value for the shareholders.
- The Balanced Scorecard, which maintains the right balance between short-term and long-term goals.

**WACC**
Weighted Average Cost of Capital. The cost of debt and equity which indicates the minimum return that must be realized by all our operations.

Royal Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
www.wessanen.com

Designed and produced
by williams and phoa
Printed by Hollandia Equipage

Royal Wessanen nv

# The journey starts here

## To reduce, to build, to grow



Contents

# Wessanen in brief

In December 2003 Wessanen announced its new strategy going forward. The profile on this page illustrates Wessanen as of 2004.

Our corporate profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. Focusing on high-quality authentic food, our products range from pure natural and healthy foods to Premium Taste food products. We aim to continuously increase our shareholders' value by capitalizing on our differentiating capabilities in category/channel management, strong brands, value-added distribution services and transatlantic alignment.

Our mission statement

Wessanen will be the leading transatlantic company for branded authentic Health and Premium Taste foods.

Our differentiating capabilities focus on

- Excellence in category/channel management
- Strong and focused brands and excellent branding skills
- Strong transatlantic presence
- Best-in-class distribution services

Our sources of value creation

- We build brand equity
- We expand and balance our market presence in retail, specialized and 'out-of-home' channels in the US and Europe
- We optimize our supply chain scale to provide adequate control to the chain and guarantee product authenticity
- We grow the Health and Premium Taste food categories in retail
- We help professionalize the specialized store channel

Business objectives for 2004

- Complete turnaround of US business
- Cost savings of EUR 100 to 115 million (run-rate by end of 2004), partly to be reinvested in growth
- Substantial increase in net profit before goodwill amortization and exceptional items

# The journey

## To become the leading transatlantic company for branded authentic Health and Premium Taste foods


Goal 1

**Reduce and improve: direct actions to reduce costs by EUR 100 to 115 million and improve business processes**

- Reduce management layers
- Improve efficiency through rationalization of production, warehousing and offices
- Improve buying processes
- Create and exploit synergies

Dear shareholder,

In August 2003, we sketched out the journey to establishing the new Wessanen. We promised to improve our reliability. We said we will be more transparent, set clear targets and be accountable. In the past months we have laid the groundwork and the first signs of improvement are already visible.

When we launched Operation Phoenix late last summer, we clearly outlined the improvement initiatives that we intended to pursue across the whole organization. The central objective is to reduce our operating costs by 100 to 115 million euros. To achieve this objective, we are reducing management layers, improving efficiency, creating synergies and optimizing procurement. Since announcing our intention, we have already started to implement many local, regional and global initiatives.

In December 2003, we presented a detailed strategic growth plan for Wessanen. The new strategy is based on the two pillars of Health and Premium Taste foods and is expected to deliver a strong increase in results in the coming years. A large part of this growth will come from expanding our branding activities and leveraging our transatlantic presence.

To succeed in our ambitions, we need a strong team of professional, skilled and motivated people. We have made alterations to our senior management, and are continuing to look for ways to further improve our management, develop our capabilities and encourage cooperation and synergies.

As we have just embarked upon our journey, our 2003 results only reflect initial improvements. 2004 will be the first year to show that we are delivering on our promises. As we exploit these and other differentiating capabilities in the growing markets of Health and Premium Taste foods, you and all other stakeholders of our company will reap the benefits of being part of a focused, reliable and financially strong international corporation.

Yours sincerely,

Ad Veenhof
President and CEO

## Goal 2

### Establish a clear strategy for strong and profitable growth

- Our future business focus is driven by the need of consumers for authentic Health and Premium Taste foods
- Our strategy is focused on our strengths and current positioning in the US and Europe
- To capture future value, Wessanen will focus on further refining four differentiating capabilities: category/channel management, branding, transatlantic alignment and value-added distribution services

## Goal 3

### Expertise and cooperation: build a team of professional, skilled, market-driven and motivated people

- Balance responsibilities
- Develop skills
- Attract new talent
- Encourage cooperation



Goal 1

## Action 1

We are reducing management layers

## Annual savings

10 million euros as of 2005

## Workforce reduction

20 – 25 positions

To increase flexibility and control, we decided to reduce the number of management layers and to shorten and streamline the reporting lines.

With the formation of a strong European Natural and Specialty Foods group, the Tree of Life Europe management structure was dismantled. The new structure of Wessanen Europe is robust, with a shorter, more direct reporting structure. In the first quarter of 2004, the Wessanen USA management structure will also be dismantled. Responsibilities at Executive Board level have been adapted to support the new structure.

Goal 1

# Action 2.1

## We are improving efficiency

## Annual savings

45 – 55 million euros as of 2005

## Workforce reduction

1,100 – 1,200 positions

Throughout the organization, we have identified projects aimed at increasing efficiency. In the second half of 2003 and early 2004, we launched a number of initiatives to enhance business processes or to rationalize existing production facilities, including:

- Workforce reduction at Tree of Life North America
- Termination of unprofitable distribution agreement with Wild Oats
  Reduce 550 positions and 300 in summer 2003
- Consolidation of ABC's production; closing of Casa Grande (Arizona, USA) production facility
  Reduce 50 positions
- Integration of Beckers Essen (Belgium) production activities into Beckers Bocholt (Belgium)
  Reduce 84 positions
- Closure of Dailycer Telford (UK) plant
  Reduce 140 positions
- Further automation at Dailycer's production plant in Faverolles (France)
  Reduce 6 positions
- Outsourcing warehousing Dailycer UK and closing Penkridge (UK) facility
  Reduce 13 positions


Frikandellen
SPICY

**Integration of Convenience Food Group production activities**
Opportunities to achieve greater economies of scale and further automate the production activities at its Bocholt (Belgium) facility led the Convenience Food Group to transfer the production activities of its Essen (Belgium) facility to Bocholt, enabling the closure of the Essen production plant. Additional consolidation steps were taken in Germany, where the German activities of Beckers – consisting of Beckers Germany and the former KK Convenience – and those of recently acquired Luckhardt Tiefkühlprodukte were combined to form Beckers GmbH.

Goal 1 [redacted]

# Action 2.2

## We are rebuilding Tree of Life North America

### Building on the Roots

In order to return to profitability, we carried out an in-depth analysis of the performance of Tree of Life North America (TOL NA), and identified five main issues that need to be resolved. First, the company needs to restore the high quality of its business processes. Secondly, its cost base needs to be more closely aligned with the customer portfolio. Thirdly, relationships with customers with a limited strategic fit that are adding a disproportional complexity to our operations will be terminated.

Two other root causes were identified which need a structural solution:

- The many acquisitions in previous years are not integrated yet, but are bundled in a regional structure. This has hampered our ability to exploit our national distribution scale to multi-regional vendors and retail customers.
- Limited attention was given to our branded business, resulting in no real growth and limited size of our branded business.

### Focusing on core competencies

To resolve these structural issues, the company is being fundamentally reorganized. From now on, TOL NA will focus on its four core competencies: category management, building new (transatlantic) markets, branding and value-added distribution services. To position these competencies as key value drivers, the organizational structure and control will be substantially altered. Three units will be set up: one focusing on brands, one nationally-controlled business management unit focusing on successful customer and supplier relationships, and a lean, efficiency-driven distribution unit focusing purely on operational excellence.

TOL NA's new management structure

| | | |
|---|---|---|
| | [redacted] | **Transatlantic alignment** |
| [redacted] | [redacted] | **Branded goods business** |
| **Category management**<br>**Sourcing/purchasing**<br>**Marketing and sales** | **Distribution network**<br>**Inbound and outbound logistics** | **Brand management**<br>**New product development**<br>**Sales and marketing** |

| *Issues* | *Solutions* |
|---|---|
| **1 Quality of business processes**<br>• Severe IT problems<br>• Unreliable forecasting and balance sheet issues | • Roll-out NTS system, data synchronization, implementation of data warehouse<br>• More stringent reporting system and procedures |
| **2 No timely cost alignment with changing customer portfolio** | • Cost reduction initiatives Operation Phoenix |
| **3 Customers with limited fit**<br>**4 Little integration of previous acquisitions**<br>**5 Limited emphasis on branded business** | • Analysis and ending of the relationships<br>• Focus on streamlining TOL NA based on differentiating capabilities in:<br>– Category/channel management<br>– Transatlantic alignment<br>– Branding<br>– Value-added distribution services |

Goal 1

# Action 3

## We are improving our buying processes

# Annual savings

## 25 – 30 million euros as of 2005

In September 2003, Wessanen's global procurement project was launched. The project, conducted in close cooperation with The Boston Consulting Group, aims to reduce purchasing costs and optimize Wessanen's sourcing practices.

The first eight weeks of the project were spent on quantifying the exact potential for cost-savings. A detailed analysis of total expenses indicated potential savings of EUR 25 to 30 million from the purchase of indirect goods, raw materials and goods for resale. Based on this analysis, tailor-made projects for each category were developed to bring in the real savings.



**Achieving substantial savings on corrugated board**

In the US, we were able to realize over 10% savings on corrugated board purchasing. After a tendering phase, it was decided to halve the existing number of suppliers from 14 'scattered' suppliers to one national contract and six local vendors. Savings were achieved through scale advantages as well as better negotiations on the currently low-priced paper. In close cooperation with our new national supplier, we expect to attain further cost savings by using slightly thinner board, reducing the amount of printing per box and further optimizing order quantities.

In Europe, we expect to achieve similar savings on the procurement of corrugated board and folding cartons.

**Reducing wireless telephone expenses**

European wireless service suppliers operate essentially at a national level with close ties to units in other countries; there is a large array of providers and consolidation is limited. As the majority of Wessanen's wireless communication takes place between colleagues, suppliers and customers within the same country, we reduced the number of suppliers to one per country. By consolidating wireless subscriptions per country, we were able to negotiate better contracts, resulting in annual savings of over 15%.

**Other examples of procurement initiatives identified**

- Global: travel, temporary labor, office supplies
- Europe: sourcing health food
- North America: truck leasing, goods for resale


Goal 1

## Action 4

# We are creating and exploiting synergies

## Annual savings

**20 million euros as of 2005**

## Workforce reduction

**150 positions**

**Exploiting synergies within Benelux natural and specialty foods companies**
On December 1, 2003, Wessanen announced a number of structural measures relating to its natural and specialty foods operations in Belgium and the Netherlands. First, distribution activities will be aligned. Distribution to Belgian specialty stores will be concentrated at one location in Belgium, acting as a satellite of the Dutch warehouse and distribution center of Natudis, Harderwijk, the Netherlands. Furthermore, the product portfolios of these operations are combined, resulting in a broader offer of natural foods to Dutch and Belgian specialized stores. Distribution to the retail channel will be contracted to a third party. As a result of this, the warehouse activities of Boas (NL) and Distriborg Belgium will be terminated.

Combining back-offices, internal sourcing and cross-selling initiatives will deliver substantial savings. By creating and further exploiting synergies between subsidiaries, Wessanen will be able to lower costs and establish a more effective group.

Examples include:

- Merger of Dailycer Tilburg and Delicia production site (the Netherlands)
  Reduce 30 positions
- Combining distribution activities of Hagor and Bioservice (Belgium)
- Combining Dutch and Belgian natural food product offerings to specialized stores
- Consolidating front offices Belgian natural and speciality foods operations
  Reduce 35 positions
- Transfer of production volume from Dailycer Deeside (UK) to Dailycer Faverolles (France)
  Reduce 31 positions
- Optimization of logistics at Bonneterre (Distriborg, France)
  Reduce 5 positions
- Outsourcing Dutch and Belgian distribution to retail and 'out-of-home'; closing warehouses of Boas (NL) and Distriborg Belgium
  Reduce 20 positions
- Realignment of Boas' front office activities (the Netherlands)
  Reduce 17 positions

## Goal 2 – Strategy for growth: From 'Wellness' to 'Authenticity'

The 'Health' focus of our wellness strategy targets an interesting growth market, but is considered vulnerable as a sole focus. We therefore decided to broaden the strategy by adding a second strategic pillar that logically relates to the existing focus and delivers additional growth opportunities.

Based on the profile of the 'conscious consumer', Wessanen's strategy focuses on these consumer's key fields of interest: 'Health' and 'Premium Taste'. The focus on these two fields is further driven by the element of 'authenticity' and the converging needs of making healthy foods more tasty and Premium Taste foods healthier.



# We will focus on Health





# Health

Wessanen's focus on Health foods concerns healthy and natural food products containing ingredients that are cultivated in an environmentally clean and sustainable manner (organic), contain no artificial additives and have undergone little or no processing (natural), or are exclusively derived from vegetable sources (vegetarian).





Goal 2

# We will focus on Health

In the US and Western Europe, today's consumers are increasingly better informed through media, marketing and globalization, resulting in an increasing awareness of environmental and health issues. This awareness triggers a desire to eat more healthily, even if this is not always put into practice. Health-conscious consumers are becoming more attentive with regard to food safety and production methods; some are adopting a holistic attitude and show an increased interest in natural products. On the whole, more and more consumers study product labels for information about the origin of the food they purchase, as origin reflects quality and authenticity.

## Health foods[1]

**US and Europe[2]**
2003



1
2


1 US 54.0%
2 EU 46.0%

**US[2]**
in USD billion



15.4
17.2
19.2
2001
2002
2003


**US and Europe[2]**
2003

**+11.3%**

**Europe[2]**
in USD billion



13.3
14.8
16.4
2001
2002
2003


**US and Europe[2]**
in USD billion



28.7
32.0
35.6
2001
2002
2003


Footnotes
1 Organic, natural, non-dairy, vegetarian, positive dietetic, health tea and personal care

Sources
2 Wessanen Corporate Marketing, based upon data from NBJ, NFM, Packaged Facts, Reuters Business Insight, Datamonitor – January 2004
3 Datamonitor 2003

**Supportive trends[3]**

- Positive nutrition/added value solution offerings: focus on additives and specifically on innovative ingredients that are inherently good, e.g. promoting weight loss/lower cholesterol; relieving hypertension; regulating blood sugar control; sleep aids
- Healthy eating on-the-go, e.g. fruit drinks, smoothies, breakfast beverages
- Natural ingredients: growing popularity of natural and healthy herbals and botanicals, e.g. herbal energy drinks, energy bars

**Gayelord Hauser: proteins promote a better figure**

Gayelord Hauser's protein diet products are based on the wellness concept of renowned Hollywood star nutritionist, Gayelord Hauser, who studied and taught the health benefits of what he coined 'living foods' – those that contribute to a longer, healthier life. In the 1930's, he developed a line of new special foods and supplements, stressing vitamin B-rich wonder foods, such as brewer's yeast, wheat germ, yogurt, powdered skimmed milk, and blackstrap molasses.

Currently, 11 Gayelord Hauser protein diet products are available in French and Belgian supermarkets, including vanilla and chocolate preparations, bars (chocolate, red fruits and coconut), soups and omelettes. All products have been clinically tested. The results show weight loss, without loss of either muscle mass or energy. And what's more, no weight gain a month after resuming one's normal – properly balanced – diet.


Zonnatura
Zonnatura

Zonnatura's healthy baby range


Gayelord
HAUSER
Minceur
PROTEINES
Programme
Minceur

Gayelord Hauser protein chocolate bars


We will focus
on Premium Taste


PREMIUM
TASTE
Foods in the Premium Taste category are distinguished by their special, ethnic or exotic origins, unique high-quality ingredients and gourmet taste. For Premium Taste foods, the origin is of key importance, as it is regarded as the basis for quality and authenticity.

Goal 2

# We will focus on Premium Taste

Greater exposure to more adventurous cuisine and flavors are stimulating the senses and broadening the interest in specialty goods, premium, gourmet and luxury meal solutions. Using all available media channels, consumers are looking for inspiration regarding new food combinations or preparation methods. For Premium Taste foods too, the origin is of key importance, as it is regarded as the basis for quality and authenticity.

## Premium Taste foods[1]

**US and Europe[2]**
2003



1
2


1 US 51.5%
2 EU 48.5%

**US[2]**
in USD billion



26.6
27.7
28.9
2001
2002
2003


**US and Europe[2]**
2003

**+4.3%**

**Europe[2]**
in USD billion



25.1
26.1
27.2
2001
2002
2003


**US and Europe[2]**
in USD billion



51.7
53.8
56.1


Footnotes
1 Speciality, gourmet and ethnic foods

Sources
2 Wessanen Corporate Marketing, based upon data from NBJ, NFM, Packaged Facts, Reuters Business Insight, Datamonitor – January 2004
3 Datamonitor 2003
4 Mintel

**Supportive trends**[3]

Gourmet express dining

- Meal kits: high-quality meals made available to consumers in a quick and convenient format
- Convenient meal solutions: stress-free cooking with ingredients for a gourmet meal that can be home cooked within 30 minutes

Demand for local origin products

- Revival of locally branded products, locally sourced products and regional specialties
- Increased awareness of safety in food ingredients and methods of production (particularly in Europe)

**KA-ME authentic Asian foods and cooking ingredients**

Since its initial brand launch over 25 years ago, KA-ME has established itself as a brand that stands for quality and authenticity. Over that period, KA-ME has grown to be the leading brand of specialty Asian cuisine cooking ingredients in the US.

With distribution in many supermarkets and finer food stores, KA-ME provides a range of over 70 Asian food products and cooking ingredients to the discriminating home cook looking for a real Asian cuisine experience that can only be achieved with quality, authentic ingredients.

The Asian food market in the US continues to grow in number of consumers and varieties of products. Pan-Asian cuisine rose 24% between 1996 and 2001 and is expected to expand by another 21% by 2006[4]. The growth in Asian foods is driven by Baby Boomers and Generation X/Y (18 to 25 year-olds), two large segments with extensive buying power who are anxious to try new foods and new food ideas.


Sesame
KAME
Rice Crunch Crackers
Seaweed
Wasabi
Onion

**KA-ME rice crunch crackers**
Part of over 70 Asian food products in the KA-ME range.

# We will focus on authenticity: The common factor linking Health and Premium Taste




AUTHENTICITY
AAA
AUTHENTICITY IS AN ALL-EMBRACING CONCEPT INCLUDING PRODUCT PURITY IN TERMS OF THE ORIGINS OF ITS INGREDIENTS; PRODUCT AUTHORITY IN TERMS OF THE EXPERTISE AND QUALITY OF PROCESSING; AND PRODUCT HERITAGE IN TERMS OF ITS TRADITIONAL ROOTS. THESE ARE THE KEY VALUES THAT APPEAL TO CONSUMERS WHO WANT HEALTH AND PREMIUM TASTE FOODS

Goal 2

# We will focus on authenticity: The common factor linking Health and Premium Taste

Product authenticity relates to the purity and genuineness of a product's origins, its ingredients and the methods used in growing and manufacturing these ingredients. A second characteristic related to authenticity is authority, the expertise and quality aspects of food manufacturing. Finally, authenticity refers to heritage, the traditional roots of food. The key value of authenticity, therefore, appeals to both Health and Premium Taste oriented consumers. We distinguish two types of 'conscious' consumers: the principle-conscious consumer and the adventure-conscious consumer.



**Principle-conscious consumer**

Intellectual, individualistic, honest and critical

These consumers strive for harmony and solidarity. They are critical citizens who care about their social and natural environment. These consumers are passionate about their personal growth and strive for a fine balance between work and private life. They do not like fake, flashy, poorly made or throw-away products, but want to be fully informed about processes and systems.

Environmental concern triggers interest in organic

For these conscious consumers, health is a very important aspect of their lives. They need their food to be pure and real, which is why they prefer natural and unprocessed food products. Their preference for organic foods is based on their concern for the environment. They study the labels on packaging, want to know all about ingredients and production processes and are critical of genetically-modified organics (GMOs) and food flavorings. Their increasing suspicion towards food safety and the food chain makes them inclined to eat more vegetarian products.

Creative with pure products

Principle-conscious consumers also like to try new products now and then, as long as these are based on pure ingredients. They are creative and look for variation, but prefer to cook their own meals, using fresh products and known and trusted ingredients.

Adventure-conscious consumers

Intellectual, individualistic, special and exciting

These consumers are successful individualists who are socially engaged, tolerant and independent. They are world citizens with an international orientation and many interests. Personally, these consumers are passionate about their personal growth and spend much of their spare time on social and cultural activities. They take enjoyment and pleasure in new and exciting experiences and entertainment.

Exciting life requires exciting food

These consumers want to enjoy their meals as much as their lives. They are constantly exploring new flavors and variations and bring home a special interest in foreign cuisine from their travels. When cooking at home – which is only done occasionally – they read labels to find out more about the product's origins and like to try out original and exciting recipes.

Vitality demands extra care for health

These consumers are concerned about the environment, but eat organic food for reasons of health rather than environmental concern. To stay vital, they prefer to eat healthy foods and sometimes use additives to compensate for lack of vitamins or minerals. They encourage new techniques that improve the quality of foods.


We will fo
two grow ke
US and Eu e
Philadelphia Cream Cheese
DIJON mustard
TEXAS BARBEQUE USA
ITALIAN MOZZARELL
Roma Tomatoes
California Raisins
GREEK SALAD DRESSING
VERMONT
Maple Syrup


Belgian
Chocolate Spread
PEACHES
New York bagels
Parma
CHICAGO
Devonshire Cream
Spanish Omelette
Maine Lobster

Goal 2

# We will focus on two growth markets:
## US and Europe

The Health and Premium Taste food categories in the US and Europe are sizeable and growing. Given the attractiveness and accessibility of these markets we only focus on a selected number of subsegments in Health and Premium Taste where we have a unique competitive advantage:

- Our targeted Health food categories include pre-packaged natural and organic foods and the 'positive dietetic' segment (dietary products for lifestyle and beauty purposes).
- Our targeted Premium Taste food categories include everyday indulgence and ethnic and exotic foods and food ingredients.

**Outlook Health Europe**[1]

Market value growth
From USD 13 billion in 2002
to USD 20 billion in 2007

CAGR
+8.0%

Sales
France, Germany and Netherlands

1 Supermarkets 50%
2 Specialized stores 50%


1
2

Sales
UK and Sweden

1 Supermarkets 80%
2 Other 20%


1
2

**Outlook Premium Taste Europe**[1]

Market value growth
From USD 21 billion in 2002
to USD 26 billion in 2007

CAGR
+5.0%

Sales
2003

1 Supermarkets 35%
2 Specialized stores 65%


1
2

Sources
1 NBJ, NFM, Packaged Facts, Reuters Business Insight, Datamonitor

## Europe[1]

European Health food category dominated by organic foods

In the coming years, the European Health foods market is expected to grow from USD 13 billion in 2002 to USD 20 billion in 2007. Organic foods already account for 75% of the total value. There will be many local manufacturers with specific brands for each consumer sales channel. In France, Germany and the Netherlands sales will be equally split between retail and the specialized store channel, whereas in the UK and Sweden the large majority of Health foods will be sold via supermarkets.

Highest growth for Premium Taste foods will be in retail

The European market for Premium Taste foods is expected to grow from USD 21 billion in 2002 to USD 26 billion in 2007. The ethnic foods segment will be dominated by global and European brands, whereas other food categories will be supplied by a large number of local manufacturers. Currently, 65% of Premium Taste consumers buy their products at specialized stores. The supermarket channel is expected to capture the highest share of the total market growth.

## US[1]

Organic foods will be driver for growth in Health

The US Health foods market is expected to grow from USD 14 billion in 2002 to USD 22 billion in 2007. In this market, organic foods are the growth driver. This category is expected to represent 90% of the total market in 2010; the remaining 10% will represent natural foods. Specialized natural and health food stores and supermarkets are expected to capture the majority of the market sales.

Many local natural food players will shift to Premium Taste

The US market for Premium Taste foods is expected to grow from USD 18 billion in 2002 to USD 26 billion in 2007. Global and US brands will dominate the US market for ethnic foods. For other food categories, there will be an abundance of local and regional players with a limited portfolio, many of which will have shifted their emphasis from natural foods into Premium Taste (but made from natural ingredients). Supermarket chains and specialized stores are expected to account for the majority of consumer sales.

## Outlook Health US[1]

**Market value growth**
From USD 14 billion in 2002
to USD 22 billion in 2007

CAGR
**+9.0%**

**Sales**
US


1
2

1 Natural/health stores 55%
2 Others 15%
3 Supermarkets/
mass market chains 30%

## Outlook Premium Taste US[1]

**Market value growth**
From USD 18 billion in 2002
to USD 26 billion in 2007

CAGR
**+7.0%**

**Sales**
US


1
2

1 Supermarket 45%
2 Others 21%
3 Speciality stores 34%

Goal 2

# Differentiating capabilities



## Transatlantic alignment

Wessanen's own international brands will be expanded in our core markets in the US and Europe. We will look for opportunities to develop synergies between these two markets, and find ways of exploiting innovations and product concepts so that they are equally applicable in both markets. Likewise, category management capabilities across our branded and distribution activities will be shared and strengthened.

Furthermore, we will help vendors to enter new markets with their existing product and brand portfolios and to scale up innovations and new propositions rapidly. Also, we will be exploiting our transatlantic scale to introduce brands from outside the US and Europe.

## Category/channel management: linking brands and channels

Category/channel management will be the common factor between our branded and distributor business and will be employed across all channels. Within our branded business, we will exploit the distribution scale for brands, optimize the brand performances in the Health and Premium Taste food categories and optimize trade promotion effectiveness. Our distributor unit will manage each category as a business by aligning the vendors offerings with channel-specific requirements. Our added value will be in assortment optimization, distribution scale, trade promotion effectiveness, speed to shelf and managing a slow-mover supply chain.



**Maximizing sales and profitability through category management**

For natural and specialty foods departments, Tree of Life North America offers effective Neighborhood Category Management Solutions that contribute to a greater understanding of customers, financial trends and ultimately greater profitability.

Tree of Life reviews neighborhood category performance including:

- Who shops in the store
- Who buys what category and why
- What product combination provides the best possible opportunity for profit
- How to price and promote a particular category selection
- How to maximize merchandising effectiveness

Using demographic software, Tree of Life can develop marketing and merchandizing programs customized to the needs of individual store locations. Through its unique Canopy Sales Analysis software disciplines, sales and profits are built together. By utilizing Space Management and a wide array of data resources, Tree of Life can maximize the profit potential of the retailers' sections.

Goal 2

# Differentiating capabilities

Brand platform for supporting growth

| | | | | |
|---|---|---|---|---|
| **Product/ channel mix** | **Health foods** | | **Premium Taste foods** | |
| | Natural/Health food stores | Supermarkets/ mass market/'out-of-home' | Specialty food stores | Supermarkets/ mass market/'out-of-home' |
| **Brand position** | Basket of local brands | International brands | International brands | |
| **Leading brands** | Dr.Ritter, Tartex, Evernat, ekoland, Mi-Del, Bonneterre (Le meilleur de la terre), Allos, De Rit (Natuurproducten), Soya Kaas | Bjorg, Whole Earth, Gayelord Hauser, Zonnatura | Beckers, Daily's (The Party Mix), Kame | *, *, * |
| **Growth strategy** | Autonomous growth by professionalizing specialized channel | Strengthen our base competencies by acquisitions/alliances | Reposition existing businesses and broaden portfolio by acquisitions | |

* Future acquisitions

## Branding

Wessanen's branded activities will become more important, making up 50% of our total portfolio by 2007. The branding policies for Health and Premium Taste will differ and, if necessary, be tailored for specific sales channels. Brand equity will be developed by stand-alone brands. Wessanen's brand portfolio will consist of a mix of national and international brands.

A limited number of 'leading brands', focused on retail and mass markets, have been selected and will be further 'internationalized' by appropriate funding and support. Small/selective brands for specialty stores will focus on strengthening loyalty within that particular channel. Marketing capabilities and skills are being further developed and strengthened.

Potential acquisitions or alliances will need to strengthen our branding capabilities in the Health foods category and broaden our portfolio in Premium Taste foods.

## Value-added distribution services

In Europe and the US, we will manage distribution (warehousing and transportation) as a separate competency, using it to improve customer service levels, to ensure that we and our vendors are providing what customers want, and to help us keep track of changing customer tastes.

We will only offer distribution services if it enables us to differentiate from our competitors or to gain a sustainable competitive advantage. Distribution will become an instrument to strengthen our market position in relation to category/channel management, branding and transatlantic alignment.

**Distribution**

| Role of Wessanen | Relative contribution per channel type | | |
|---|---|---|---|
| **Service offering** | **Independent natural/health and specialty food stores** | **Category specialist chains (supernaturals)** | **Supermarket chains/mass markets** |
| **Added value** | | | |
| (National) vendor sourcing | ● | | ● |
| Category management | ● | | ● |
| (National) account management | ◌ | | ● |
| Local sales and trade promotions | ○ | | ○ |
| **Cost to serve** | | | |
| Vendor replenishing | ○ | ○ | ○ |
| Warehousing/order picking | ○ | ○ | ○ |
| Store replenishing | ◌ | | ● |
| Store or DC delivery | ○ | ○ | ○ |
| Store merchandising | ◌ | | ● |

TOL contribution
• Large
◦ Medium
◦ Small

Pure distribution as stand-alone offering only if:
Profitability is guaranteed
No additional complexitiy will be added

Goal 2

Based on our strengths and current position in the US and Europe, we have defined five sources of value creation.

# Sources of value creation

**We will build brand equity**
To secure a sustainable position in the market, we have selected seven of our leading brands to be further developed with strong funding and support. These brands, all of which are focused on supermarkets and mass markets, will be crucial to supporting breakthrough innovations.

**We will expand our market presence**
Whereas supermarkets and specialized stores have already embraced the Health and Premium Taste categories, the trend is now being introduced into the 'out-of-home' and foodservice channels. Moreover, Wessanen's market presence in the US and Europe and category management capabilities will facilitate local and regional manufacturers in leveraging their brands at a continental and transatlantic level.

**We will optimize the supply chain**
To be able to bring down consumer prices and increase penetration of our key categories, we need to build appropriate scale in the supply chain. In addition, we need to provide adequate control to the supply chain to guarantee product authenticity and build brand equity. We will do this by improving our process and control systems.

**We will grow the Health and Premium Taste categories in retail**
Both the Health and Premium Taste categories will need to shift from 'niche' to a mid-sized position in terms of a broader range of goods and greater penetration in the retail channel. We will accomplish this by offering retailers better opportunities to differentiate their sales proposition from that of the competition, and by lowering the cost of providing a wider range of goods through excellent category/channel management.

**We will help professionalize the specialized channel**
In order to remain competitive and secure its specialist role, the specialized channel needs to continuously upgrade store format, range selection and level of professionalism. Wessanen will add value through local distribution, a national vendor base and category management capabilities. To strengthen channel loyalty, we will continue to support small and exclusive brands for natural and health food stores.

## Goal 3 – Building the team

**The changes in the organization, in particular the reorganizations and the implementation of Operation Phoenix initiatives, make heavy demands on the company and its employees. These change processes require a professional, highly disciplined and focused management.**

**Goal 3**

For us to succeed in our ambitions, we need a strong team – a unit of professional, skilled and motivated people who are dedicated to making Wessanen flourish again.

# Expertise and cooperation

## Balancing responsibilities

At the corporate level, we are rebuilding the executive team to reflect our new objectives. Responsibilities of the members of the Executive Board are balanced and the team has been strengthened by adding a fourth member, resulting in a focused team with clear areas of responsibility.

The members of the Executive Board are:

- Ad Veenhof
  *President and CEO*
- Koos Kramer
  Chief Financial Officer
- Niels Onkenhout
  European activities
- Alec Covington
  North American activities

Shifts in responsibilities and changes in the group of corporate directors have resulted in a balanced team of expert managers.

## Developing skills

A prerequisite for delivering first-class services, marketing prime quality products and growing premium brands is to cultivate high-quality staff. For us to excel in our core capabilities, we must continuously invest in the knowledge and expertise of our management and professional staff.



## Attracting new talent

With a policy of attracting, developing and retaining high-performance people, Wessanen is always on the lookout for new talented individuals on the market. We focus on people who bring innovative solutions to the business and highly value entrepreneurship and teamwork.

## Encouraging cooperation

Entrepreneurship, teamwork and dedication are key values in achieving our objectives. In 2003, we assembled the Wessanen International Network (WIN), a group of 60 senior managers representing all Wessanen activities worldwide. Every six months this group meets to discuss the latest developments, issues and strategies. By encouraging cooperation at the senior level, many cross-company initiatives have already been started, ranging from sharing consumer data to product sourcing.

At the end of the journey the new Wessanen will have a balanced business portfolio with greater focus on efficiency, branding and a more balanced geographic split between the US and Europe.

Royal Wessanen nv
Prof. E.M. Meijerslaan 2
P.O. Box 410
1180 AK Amstelveen
The Netherlands
Phone +31 (0)20 547 95 47
Fax +31 (0)20 547 95 01
E-mail info@wessanen-hq.com
www.wessanen.com

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by williams and phoa
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